Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California, 92821
Tel : (714) 482-9750
Fax : (714) 482-9751

August 1, 2005

TO:

MR. MICHAEL MCTIEMAN, STAFF ATTORNEY
Tel: (202) 824-5445
Fax: (202) 942-9635

Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C. 20549

RE:    DATASCENSION, INC.
       AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2
       FILED APRIL 27, 2005
       REGISTRATION NO. 333-121851

Dear Mr. McTieman,

Here follows our responses to your comment letter dated May 19, 2005.

Form SB-2

General

   1. We note that on page 38, you have identified the selling stockholders as underwriters, which implies that this is a primary offering by or on behalf of the issuer. Please supplementally explain why you believe the selling stockholders are underwriters under Section 2(a)(11) of the Securities Act. Please be advised that if this offering is a primary offering, then the shares must be offered by the selling stockholders at a fixed price.

     Selling shareholders are not underwriters (see below) - Disclosure revised

     Section 2(a)(11) defines the term "underwriter" to mean any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.



     This offering is a secondary offering and as such, the selling shareholders did not purchase the convertible securities with a view to sell securities for Datascension. Rather, the selling shareholders will be selling shares for themselves. Therefore, the selling shareholders would not be considered underwriters.



   2. We note your response to prior comment 39; however, we reissue our previous comment asking for your analysis regarding why your subsidiaries, Nutek Oil and Century Innovations, did not have to register the spin-off of shares to the shareholders of Datascension. Refer to Section 4.A. of Staff Legal Bulletin No. 4 (September 16,
        1977). In particular, it does not appear that each subsidiary registered the spun-off securities under the Exchange Act by the date it spun-off the securities. Refer to Section 4.B.3,a of SLB 4. We note that Nutek filed its Form 10 one year after the spin-off and that Century has not filed its Form 10, even though the Century spin-off occurred in December 2004. In addition, please tell us how Datascension, a parent, provided information to its shareholders about each subsidiary that substantially complies with Regulation 14A or Regulation 14C. It does not appear that any Schedules 14A or 14C were filed in connection with these spin-offs. Further, please tell us whether any consideration was paid by Datascension's stockholders, whether each spin-off was pro rata, the business purpose of each spin-off and whether the parent held the shares for two years. Refer to
        Section 4.A. and B. of SLB 4. In the alternative, if you are relying on another exemption, please supplementally provide us with your analysis of the exemption and the facts relied upon to make it available.

     Datascension obtained an opinion from outside counsel concerning the spin-off of Nutek Oil (please see below). The same reasoning was applied for the spin off of Century Innovations.

     OPINION RECEIVED:

     Nutek, Inc.

     Re: Tradability of 500,000 shares of the common stock of Nutek Oil, Inc , to be distributed pro rata to shareholders, of record on May 15, 2001, of its parent company, Nutek, Inc., on the basis of a ratio of one share of Nutek Oil for every 100 outstanding and issued shares of Nutek, Inc.


     Dear Board of Directors:

     You  have  requested  an opinion  from  this  law  office  respecting  the tradability of shares of Nutek Oil. Inc., to be distributed to shareholders of its parent, Nutek, Inc. This opinion depends upon accuracy of facts and assumptions set forth. Please review all facts herein stated for accuracy, with advice to me of any inaccuracy, before I sign this opinion, for final use. Basic facts given are as follows:

     a) Nutek, Inc ("Nutek") has been actively engaged in business for more than 5-years. It was incorporated under the laws of the state of Utah, on or about May 14, l980, under the name Sun Investments Inc. On or about August 28, l991, Sun Investments incorporated a wholly owned subsidiary under the laws of the state of Nevada, under the name Swiss Technique, and merged into it for the purpose of changing its state of domicile from Utah to Nevada. On January l6, l995, Swiss Technique changed its name to Nutek, Inc. It is a fully reporting publicly traded company. Its trading symbol is "NUTK" and its Cusip number is 670589 10 0.

     b) Nutek incorporated Nutek Oil under the laws of the state of Texas on or about December 3, 1998. On or about February 23, 2001, Nutek purchased the mineral acres, equipment, and part of corporate assets, which operates the production of twenty (20) oil leases, consisting of ninety-four (94) oil wells in the state of Texas, through Nutek Oil. Such wells had commenced generating income in February 2000.

     c) The Board of Directors of Nutek Inc and Nutek Oil have authorized the pro rata distribution of 500,000 shares of Nutek Oil common stock as a stock dividend and/or partial spin out of Nutek Oil to shareholders of Nutek. The ratio of distribution will be made on the basis of one Nutek Oil share for every of 100 outstanding shares of Nutek.

     d) The rationale by management and the board of directors of Nutek and Nutek Oil underlying the pro rata distribution of 500,000 shares of Nutek Oil to Nutek shareholders as a stock dividend and/or partial spin out, is expected to more clearly delineate the value of Nutek Oil and enhance its ability, as a non reporting company to raise capital for its oil production business, which can more effectively be attracted from equity investors otherwise not available to Nutek, as a reporting company.

     e) Although Nutek Oil is not a reporting company, adequate public information about Nutek Oil is readily available to its shareholders and the trading markets by and through the filing of required SEC reports by its parent Nutek Inc., which are readily available from the SEC website and others.

     It is well settled law that a subsidiary such as Nutek Oil does not have to register spun off shares given as a stock dividend, (a) when the parent shareholders do not provide consideration for the spun-off shares; (b) the spin-off is pro rata to the shareholders; (c) the parent provides adequate information about the subsidiary to its shareholders and the trading markets; and, (d) the parent has a valid business purpose for the spin-off. See SEC Staff Legal Bulletin No 4 (CF) September 16, 1997.

     Under a recent controlling decision of the United States Court of Appeals, in Isqueth v. Caremark, Inc. et al ( 7th Circ. No. 972026) (2/10/98), the Seventh Circuit affirmed the finding of the District Court, that no sale or purchase of a security occurred because a company's spin-off dividend of a subsidiary giving its shareholders one share in the subsidiary for every four shares they held in the parent company, such shareholders neither bought nor sold shares in the subsidiary and therefore there was no fundamental change in the holdings of the shareholders of the parent company. After the distribution such shareholders owned the same proportion, carrying the same rights, of the same pool of assets held by the parent company so that the only form in which the investors assets were changed was from the stock in one corporation to stock in two corporations, without the making of an investment decision on their part.

     It is my opinion based on the foregoing facts and law applied thereto, (1) that the pro rata distribution of 500,000 shares of Nutek Oil, Inc. to the Nutek Inc. shareholders no sale or purchase of the spun-off shares will occur, no investment decision is required, and no fundamental change in the holdings of the Nutek shareholders will occur; and, (2) after such distribution such shareholders will own the same proportion, carrying the same rights, of the same pool of assets held by Nutek so that the only form in which such shareholders' assets will be changed will be from the stock solely in Nutek to stock in two corporations, Nutek and Nutek Oil. Accordingly, such Nutek Oil shares in the hands of Nutek shareholders, upon distribution thereof by Nutek, will be freely tradable and that the transaction does not have to be registered under Section 5, of the Securities Act of 1933 or the Exchange Act.

   3. In future filings, please revise the front page of the registration statement to refer to the amendment number. Refer to Form SB-2.

     Front page revised.

   4. We note your response to comment 1 and your March 1, 2005 press release. We also note that the prospectus does not contain disclosure about these "strategic alliances." Please confirm that these alliances, which were described in the March 1, 2005 press release, are not material to your business.

     These "strategic alliances." which were described in the March 1, 2005 press release, are not material to our business

Prospectus Summary, Page 1

   5. We note your response to comment 10. However, it still may not be clear to an investor how the allocation mechanism works. Please revise the disclosure to clarify. We note that it appears that the noteholder would convert the debt and quickly sell or convert and cover short sales to maintain the 4.99% threshold.

     I requested a clarification from the attorneys who drafted the document and they have explained this section of the note to mean the following; the note holder can never own more than 4.99%, the note holder may decide whether to convert a note or exercise a warrant to achieve the 4.99% ownership position.

     The disclosure has been revised accordingly (see page 2).

Risk Factors, page 3

   6. We note your response to comment 20. However, we believe the risk factor as redrafted in your comment letter is helpful to investors. Please include the risk factor as redrafted.

     Disclosure revised to include risk factor. (see page 9)

Risks Relating to Our Financing Arrangement, pg 9

   7. Please revise to discuss the risks to you in the event that you are required to repay the outstanding convertible debt.

     The below Risk factor has been added (see page 10).

     OUR ABILITY TO BE A GOING CONCERN WOULD BE COMPROMISED IN THE EVENT THAT WE ARE REQUIRED TO REPAY THE BALANCE OF THE OUTSTANDING CONVERTIBLE DEBT ON DEMAND.

     We have issued $2,000,000 in convertible notes in this funding. In the event that we are required to repay the balance of these notes in cash on demand, we would be forced to seek additional funding which would probably be at a large discount. If we were unable to obtain the additional funding, we may be forced to close down operations.

     The events that may trigger the above are as follows:

       1. Failure to pay any installment of principal, interest or other sum due under the note when due and such failure continues for a period of ten days after the due date.

       2. Breaches any material covenant or other term or condition of the subscription agreement or this note and such breach, if subject to cure, continues for a period of ten business days after written notice to DSEN from the note holder.

       3. Any false or misleading material representation by DSEN concerning our warranties made in the subscription agreement or in any agreement with the note holder as of the date made and the Closing Date.

       4. If DSEN makes an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business.

       5. If any money judgment, writ or similar final process is entered or filed against DSEN or any of its property or other assets for more than $50,000, and the judgment remains unvacated, unbonded or unstayed for a period of forty-five (45) days.

       6. If DSEN files for bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and if instituted against Borrower are not dismissed within 45 days of initiation.

      7.   If DSEN's Common Stock is delisted from the OTC Bulletin Board.

       8. A default by DSEN under any one or more obligations in an aggregate monetary amount in excess of $75,000 for more than twenty days after the due date, unless the Borrower is contesting the validity of such obligation in good faith.

       9.    If DSEN is subject  to  an  SEC  or  judicial  stop trade order or
     Principal  Market  trading  suspension  that  lasts  for  five   or   more
     consecutive trading days.

       10. If DSEN fails to timely deliver common stock to the note holder pursuant to a conversion request.

       11.   If DSEN fails to register the underlying shares of this funding.

       12. If DSEN fails to have reserved for issuance upon conversion of the note the amount of common stock that is set forth in this note and the subscription agreement.

       13. If DSEN defaults on a material term, covenant, warranty or undertaking of any other agreement to which DSEN and the note holder are parties, or the occurrence of a material event of default under any such other agreement which is not cured after any required notice and/or cure period.

   8. Please revise to discuss the risk of dilution when the Preferred Stock Series B are converted into 1,307,353 shares of common stock in the second quarter of 2005.

     Discussed in the Risk factor added as per comment 6 - last paragraph (see page 10).

The market price of our common stock may be volatile, page 11

   9.   Please  include  actual  historical  pricing   data   to  support  your
        disclosure.

     Over the last three years the price range of our stock has been as high as $1.30 and as low as $0.39. (For a more detailed breakdown, please see the "Market for Common Equity and Related Stockholder Matters" section below).

     Disclosure added (see page 13).

Management's Discussion And Analysis of Financial Condition Or Plan of Operation, page 14

   10. We note your response to prior comment 23. Please revise to include the substance of your response. Further, please revise to describe how your contracts with management companies address government regulations in Costa Rica and the Dominican Republic.

     Datascension interacts with Costa Rica and the Dominican Republic in two ways; 1) leasing of property, and 2) leasing of workers. Datascension pays companies incorporated in their respective counties for these services. As such, currently there are no government regulations that affect our operations and we are not aware of any government regulations, if any, that would be applicable to those entities that we do business with that would affect us.

     See page 16

Plan of Operations, page 15

   11.  Please provide brief disclosure on the inbound call center initiative.

     We currently utilize the majority of our interviewing stations for no more than six hours per day. The majority of those six hour shifts are during the early afternoon/evening. We are pursuing customer service related business activities that would enable us to utilize our stations during the daytime hours when the majority of stations currently sit idle. (see page 21)

   12. Please disclose when you intend to begin offering the services of your in-house programming department to clients and the anticipated impact on your operations.

     DSEN has begun to offer the services of the in-house programming department in July and recently secured a relationship with Harris Interactive, a large research and consulting firm, to provide programming. This relationship is anticipated to be worth approximately $1.5 million annual revenue to DSEN.

     The revenue from the in-house programming is anticipated to reach approximately 15% of total current revenue but DSEN intends to raise that percentage in the future as we attract more clients. IT will impact DSEN in that by offering this service we diversifying our product line which we hope when we receive programming only projects we can leverage those clients into utilizing our call center.

     (see page 18)

Results of Operations, page 16

   13. Please clarify in the disclosure the reference in your discussion of interest expense to "the interest associated with the beneficia1 conversion feature."

     The beneficia1 conversion feature is calculated at the time the convertible debt was issued, and is the difference between the conversion price and the fair value of the common stock into which the convertible debt is convertible, multiplied by that number of shares. This amount is amortized over the life of the note. (see page 19)

Liquidity and Capital Resources, page 17

   14. We note your statement that DSEN is "expecting monthly cash flow in 2005 of $213,303." Please disclose the basis for this projection. Refer to Item 10(d)(1)-(3) of Regulation S-B.

     The expected monthly cash flow is based on existing business and collections. The expected $213,303 is based on average collections for the company of approximately $956,127 per month, minus the $202,369 of monthly cost requirement, and the $513,186 of variable costs related our contract labor which is paid every month. (see page 21).

Estimated future cash requirements, page 19

   15.  We note  your  response  to  prior  comment 37. We note that you state:
        "DSEN does not currently have any contractual restrictions on its ability to incur debt;" however on page 9, you state that your ability to issue equity, convertible debt or other securities may be restricted for the next year. Please revise to discuss your accumulated deficit, describe the financing restriction and discuss the impact that this restriction will have on your ability to raise capital. Further, please discuss the impact on working capital and liquidity if you are required to repay the outstanding debt and the effect on your business if you are unable to repay the debt.

     DSEN has a contractual restriction on its ability to incur debt. Pursuant to subscription agreement for this funding, DSEN cannot file any registration statements or amend any already filed registration statement, including but not limited to Form S-8, with the Commission or with state regulatory authorities without the consent of the note holders until the sooner of (i) this registration statement shall have been current and available for use in connection with the public resale of the underlying shares and warrant shares for 365 days, (ii) until all the shares being registered have been resold or transferred by the note holders pursuant to this registration statement or Rule 144, without regard to volume limitations (i.e. Rule 144k), or (iii) the date the note has been fully paid.

     A result of this restriction is that any additional funds needed with most likely have to be provided by the current note holders.

     In the event that we are required to repay the balance of these notes in cash on demand, we would be forced to seek additional funding which would probably be at a large discount. If we were unable to obtain the additional funding, we may be forced to close down operations.

   16. We note that in the second quarter of 2005, the holders of Preferred Stock Series B will receive 1,307,353 shares of common stock and dividends in the amount of $381,000. Please discuss this conversion and disclose the source of funds for the dividend payout.

     The preferred shareholders will not be paid any cash for the conversion of their Series B Preferred Stock and accrued dividends. The amounts due under the conversion will be converted to 1,302,352 shares of Datascension common stock, which was based on the fair market value of DSEN common stock on the day the determination was made to convert the Series B Preferred Stock and accrued dividends to common shares.

     DSEN is currently waiting on the preferred shareholders to return their preferred series B certificates to DSEN for exchange into shares of common stock. (see page 20).

Our Business, page 20

   17. We note your response to prior comment 43 and your statement that the telemarketing rules apply to "individuals or companies [that] provide substantial assistance to sellers or telemarketers." Please tell us why this does not apply to your business when you are conducting interviews and gathering information for potential sellers?

     DSEM Management holds the position that telemarketing rules do not apply to DSEN based on the following explanation.

     The amended TSR regulates "telemarketing"- defined in the Rule as "a plan, program, or campaign . . . to induce the purchase of goods or services or a charitable contribution" involving more than one interstate telephone call.

     DIFFERENCES BETWEEN TELEMARKETING AND MARKETING RESEARCH

         - Telemarketers want to sell you something
         - Opinion and Marketing Researchers simply want to ask your opinion

     Laws Pertaining to the Telemarketing Industry

     Congress recently passed laws that regulate the telemarketing industry. These laws regulate the activities of telemarketers while exempting most types of research.

     Telephone Consumer Protection Act (TCPA)
         - Telemarketers must comply with consumers do-not-call requests
         - Telemarketers are prohibited from calling before 8 a.m. or after 9 p.m.
         - Telemarketers are prohibited from sending unsolicited faxes
          - Telemarketers are prohibited from using an artificial or pre-recorded message to call consumers without their consent
         - Telemarketers that use recorded messages must state the identity of the business and provide its address or telephone number

     Telemarketing Consumer Fraud and Abuse Prevention Act (Telemarketing Sales
     Rule)
          - Makes selling under the guise of research illegal by requiring telemarketers to promptly disclose their name and that the purpose of the call is sales related-- including the nature and price of the product the caller is attempting to sell
          - Prohibits telemarketers from placing sales calls except between 8 a.m. and 9 p.m.
          - Requires telemarketers to comply with consumers' do-not-call requests
         - Prohibits telemarketers from placing repeated calls or allowing a telephone to ring with the intent to annoy, abuse or harass a person

     These same federal laws clearly distinguish between telemarketing and legitimate research. Congress specifically exempted research from these laws because they recognized the value of research services. (Marketing Research Association)

Major Clients, page 22

   18. We note your response to prior comment 40. Please revise to file any agreements that you have with these major clients that describe the material terms of each agreement.

       See agreements included at the end of this document.

       a. Harris Interavtive, Inc.      Page 16
       b. Autobytel, Inc.               Page 27
       c. Towne, Inc.                   Page 37
       d. Sandelman & Associates        Page 41
       e. Knowledge Networks, Inc.      Page 49

   19. Please disclose the relative contribution to revenues of your "in-bound customer service" business line.

     As of 3/31/05, inbound customer service was approximately 1% of the company's revenue. (See page 28)

Management, page 25

   20. Please remove the recently resigned executive officers from your table of officers and directors and please also remove their biographies. Please briefly disclose the recent resignations.

     Disclosure revised.

Executive Compensation, page 28

   21. We note your disclosure of the December 31, 2004 common stock grant to four of your officers. Please clarify your reference to "the federal small issue exemption for bonus shares of reporting companies."

     The reference was in error and has been removed - (page 33)

Security Ownership of Certain Beneficial Owners and Management, page 31

   22. We note your response to comment 50. Please also disclose in a footnote the amount of securities reflected that are subject to the exercise of options.

     Footnote disclosure added. (see page 36).

Standstill Agreement, page 39

   23. Please clarify your disclosure of the percentages referenced for the directors and officers. Do the percentages refer to the percentage of shares outstanding or the percentage of shares they own?

     Disclosure clarified. (See page 36)

Experts, page 40

   24. Update your disclosure to reflect Larry O'Donnell, CPA, P.C., your current independent auditor, as an expert.

     Disclosure revised. (See page 45)

Financial Statements

Independent Auditors' Report, page F-4

   25. Please have your former independent accountant revise their audit report in accordance with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

     Disclosure revised

   26. Please have your former independent accountant revise their audit report so that the audit report reflects only those periods for which financial statements are presented.

     Disclosure revised

Statements of Cash Flows, page F-8

   27. Please supplementally reconcile the discontinued operations/ impairment of assets in the amount of $3,525,663 to the discontinued operations in the amount of $1,794,639 in the Statements of Operations.

     The cash flow statement has been adjusted to separate out the discontinued operations amount and then further breakout the impairment of assets. Additional adjustments have been made to break out the non cash costs associated with the convertible debt, discontinued operations and impairment of assets which should resolve any discrepancies. The previous version of the cash flow statement combined the items which are now broken out separately.

     The  difference between the previously listed amount of $3,525,663 and the
     discontinued   operations   amount   of  $1,794,639  is  $1,731,024.   The
     reconciliation between these two amounts is as follows:

     Discontinued operations per income statement             $1,794,639
       Forgiveness of debt                                        (55,000)
       Impairment of assets                                       328,492
       Non cash expenses with conv. debt                       1,203,646
       Investment in Century Innovations                        (108,469)
        Property and equipment                                    219,996
       Administrative costs associated with write down            142,359
     From prior cash flow statement                           $3,525,663




     The adjustments to the cash flow statement from the previously shown amount of $3,525,663 were adjusted as follows:

       Non cash discontinued operations                (1,876,065)
       Forgiveness of debt                                (55,000)
       Impairment of assets                               328,492
       Non cash expenses with conv. debt                1,187,452
       Investment in Century Innovations                  108,469
        Non-controlling interest in subsidiary           (311,137)
       Inventory                                           64,070
        Prepaid expenses                                  129,980
       Notes Receivable                                   568,510
       Property and equipment purchase                   (219,996)
       Issuance of common stock                           (75,225)
                    Total difference nets to               $   0

Summary of Significant Accounting Policies

Intangible Assets, page F-10

   28. We have reviewed your response to comment 71. Please supplementally advise us of the amount of amortization expense that would have been recognized in 2003 had you appropriately amortized your finite-lived intangibles in accordance with SFAS 142. To the extent these amounts are material to net income in 2003, please advise us why you have not modified your financial statements to correct this error?

     Were we to have been amortizing the intangible assets of the company, the 2003 amortization expense would have been approximately $111,312.

     The 2003 financial statements were not modified as it does not appear to meet the requirements of a prior period adjustment. In coming up with this decision, along with our auditors, we reviewed SFAS 109, par. 288; APB 9, par. 18; and the suggested items requiring prior period adjustment in APB 20, par. 13:

   -   Making a mathematical mistake
   - Using an accounting principle that is not in conformity with GAAP - This differs from a change in accounting principle, which is a change from one acceptable principle to another or a change from one acceptable method of applying a principle to another acceptable method. A change in accounting principle is not considered an error.
   -   Applying a GAAP principle incorrectly
   - Disregarding or misusing facts that existed at the date the financial statements were prepared. This differs from a change in accounting estimate, which results from new information or developments that did not exist at the time the financial statements were prepared.

     We feel that what occurred was new information and developments arose, that did not exist at the time the financial statements were prepared, which would qualify as a change in accounting estimate. As mentioned in our prior response, the potential purchases and sales appeared to validate the then current value. These assets have since been written off due to the new information and developments.

Note 4 - Receivable from Nutek Oil - Asset Held for Sale, page F-3

   29. We note your response to comment 77. Please disclose in the notes to your financial statements the major terms of and the pertinent agreements entered into related to the conversion of the Nutek Oil receivable into Nutek Oil common stock. Additionally, help us to understand how you determined that an impairment for the receivable was not needed and if you have given any consideration to APB 29 in making such a determination. Further, please support your basis in GAAP for classifying the receivable as en asset held for sale on the balance sheet given the guidance in paragraph 27 of SFAS 144.

NOTE 4 - Receivable from Nutek Oil

On December 31, 2004 the company reviewed any need for impairment of assets per SFAS 144. A loan is considered impaired if it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. In evaluating the impairment of the assets of the company at year end, the company considered, among other items, (1) materiality of the asset, (2) previous loss experience, and (3) assets that are not readily marketable or susceptible to decline in value.

After discussions with the Board and with the management of both Datascension, and Nutek Oil, it was determined there is the potential the entire amount of the receivable will not be received.

Pursuant to the previous dividends on August 1, 2001 and January 8, 2004, the company determined it was in the best interest of it's shareholders to convert the balance of the note into the common stock of Nutek Oil and distribute the pro rata shares to our shareholders. This coincides with managements plan to write off any assets which are attributable to the history of the company which are non-operational in nature, etc.

As of the December 31, 2004, the value of the loan to be converted is $1,015,014 and is classified on the balance sheet of the Company as a Note Receivable from Nutek Oil. Pursuant to SFAS 144, par. 27, since it is anticipated for the note to be converted into common stock and then distributed to shareholders, the asset is required to be classified as held and used until such time as the dividend occurs. On April 13, 2005, Datascension, Inc. (the "Company") reported that the Company has converted the South Texas Oil Company asset held for sale to shares in South Texas Oil Company (formerly known
as Nutek Oil) and was be distributing  its   ownership    interest   in  South
Texas Oil Company to shareholders of Datascension, Inc. The dividend will take the form of a dividend certificate representing restricted common stock, which will be distributed to Datascension's beneficial stockholders of record as of the record date, which is April 27, 2005. The stock dividend was distributed to owners of Datascension's common stock as of the record date in a ratio of one share of South Texas Oil Company, for approximately every 18 shares of common stock held in Datascension Inc.

Note 7 - Convertible Notes Payable and Debentures, pages F-16 to F-17

  30. We note your references to both APB 14 and EITF 00-19 relating to the accounting treatment for the beneficial conversion feature on convertible debt and the related warrants issued with the debt. Please help us to understand, in detail, how you have accounted for the convertible debt and the warrants, each as a separate discussion. Additionally, please advise why it appears that you have not accounted for that portion of the proceeds of debt allocable to the warrants, as additional paid-in capital (reference is made to paragraph 16 of APB
        14)? Also, please advise us of your consideration of applying EITF 98-5 and 00-27 to account for the convertible debt and why taking a one time charge is appropriate.

     For the convertible debt, there was $1,875,000 of debt which carried with it a beneficial conversion feature of $2,187,500 (FMV - conversion price). We are expensing the beneficial conversion feature of the life of the note, 36 months. The balance is remaining in the "debt discount" account and will be expensed over the remaining term of the note.

     For the warrants, there were 3,125,000 warrants issued with a conversion feature of $1,093,750. This value was expensed on the date of issuance, with the offsetting entry going to Additional Paid in Capital.

     We have reviewed par. 16 of APB 14 and do not feel we have done this incorrectly, the entire amount of the beneficial conversion feature of the warrants has been allocated to additional paid in capital.

     After reviewing your comment related to apply EITF 98-5 and 00-27, we reviewed the financial statement notes and we see where the confusion may be regarding taking a one time charge. We have adjusted the notes to correct this.


Note 13 - Discontinued Operations, page F-20

  31. For impairment losses recognized, disclose the required information in paragraph 47(a) through (c) of SFAS 144.

     The disclosure for impairment losses recognized in the discontinued operations footnote has been expanded to address all items in the above reference section of SFAS 144, inclusive of details of the revenues associated with discontinued operations and the detail of what makes up the total value of discontinued operations.

Part II

Item 26. Recent Sales of Unregistered Securities

  32. Please revise to include, for each private placement in which Section 4(2) of the Securities Act was relied upon, the number of non-accredited investors. To the extent the number of non-accredited investors over any 6 month period exceeded 35, please provide a supplemental analysis as to why these offerings should not be integrated in accordance with Rule 502 of Regulation D.

     Revised  to  include the number of non-accredited investors.   In  no  six
     month period did the number of non accredited investors exceed 35.

Exhibits

  33. We note your response to comment 80. Since you may not incorporate your Form 10KSB by reference, please revise to file a list of your subsidiaries. Refer to Item 601(b)(21) of Regulation S-B.

     At  this  stage  the only subsidiary is Datascension International, Inc. a
     California Corporation.   Filed as exhibit under exhibit (21) Subsidiaries
     of the small business issuer.

  34. Please revise the date of the Form 8-K referenced in footnote 6. The filing was made on November 23, 2004.

     Disclosure revised.  (See page 54)

Undertakings

  35. Please revise undertaking (a)(l)(ii) to comply with item 512 of Regulation S-B. In particular, the second part of the first sentence, beginning with "and arising after," should be deleted. In addition, please advise us why you have added the Rule 430A undertakings.

     Disclosure revised. Rule 430A language has been removed. (See page 57)

If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact either one of the following individuals.

Best regards,
Datascension, Inc.


Scott Kincer
President / CEO
Tel 714-482-9750
Fax 714-482-9751

SERVICES AGREEMENT

This Agreement (this "Agreement") is dated as of July 1, 2005, between HARRIS INTERACTIVE INC., a Delaware corporation with offices at 60 Corporate Woods, Rochester, New York 14623 ("Harris") and DATASCENSION Inc., a California company with offices at 145 S. State College Blvd., Suite 350, Brea California 92821 ("Datascension").

WHEREAS, Harris is in the business of conducting research and creating, conducting, and providing analysis of surveys and polls; and

WHEREAS, Harris is the owner of a proprietary panel of cooperative respondents who have agreed to participate in research, surveys, and polls known as the Harris Poll Online; and

WHEREAS, Datascension provides various services, including survey programming, data processing, data collection and coding , to companies in the market research industry; and

WHEREAS, Harris desires that Datascension provide the services described in Attachment A annexed hereto (the "Services") to assist Harris in conducting surveys and polls;

NOW THEREFORE, in consideration thereof and as provided hereunder, Harris and Datascension hereby agree as follows:

1 . Term. The initial term of this Agreement shall commence July 1, 2005 and continue until June 30, 2006 (the "Initial Term"). Thereafter, this Agreement may be renewed for additional one year periods (each, a "Renewal Term") upon mutual agreement of the parties, such agreement to occur 90 days prior to the conclusion of the then current term. The Initial Term and all Renewal Terms, if any, during which this Agreement is in effect, are collectively referred to in this Agreement as the "Term".

2.     Engagement

       (a)   The Services.   During the Term, Datascension agrees to provide to
Harris, and Harris agrees to purchase from Datascension, the Services, as more particularly described in Attachment A annexed hereto.

       (b) Staff. The individuals designated by Datascension to perform the Services hereunder shall be appropriately qualified and trained in the technical skills necessary to perform their duties under this Agreement. Any individual or sub-contractor designated by Datascension to provide Services hereunder shall be covered by the terms of the Mutual Confidentiality Agreement signed between the parties on September 27, 2004. Datascension shall have sole responsibility and liability for ensuring that its employees and sub-contractors abide by the terms of such Agreement. Datascension will not sub-contract work pursuant to this Agreement with Harris' prior written consent and such consent shall not be unreasonably withheld.

       (c) Removal of Datascension Staff. Harris shall have the right to request, by providing reasonable reason for such a request, the removal and replacement of any Datascension staff member who is performing Services for Harris.

3.     Service Requirements.

       (a) Initial Term. Datascension agrees to provide, and Harris agrees to purchase, a minimum number of hours of each type of Service as set forth in Attachment A. Datascension will also make resources available for up to the maximum number of hours of Services as set forth in Attachment A, which Harris may elect to purchase at its option. Hours are only those hours that are to he billed to Harris projects and do not include administrative hours, training hours or hours applied to any other non-billable activity.

       (b) Renewal Term. Harris will notify Datascension of the minimum and maximum number of hours of each type of Service for each Renewal Term no later than 30 days before the first day of such Renewal Term. If the hours for any type of Service for the Renewal Term exceed the hours for the last quarter of the current Term, Harris and Datascension will agree on a schedule for increasing the hours.

       (c) Distribution of Hours. The hours to be provided by Datascension shall be distributed across the EST time zone (EST is defined to be 8am to 6pm Rochester, New York time). Datascension support beyond 6pm EST may be required by Harris from time to time and Datascension will provide best efforts to provide the support. The hours provided to Harris each business day (a day that Harris is open for business in Rochester, New York) shall be at an average level approved by Harris. However, Harris will make reasonable efforts to accommodate requests by Datascension to be relieved of such requirements due to local holidays or other similar types of request, provided Datascension requests such relief 30-days in advance to permit Harris time to consider the request and respond.

       (d) Datascension's quarterly. Productivity will be measured by comparing actual hours spent by Datascension on the project to the estimated hours as calculated by using the Harris bidding program (HIBS). This metric will then be compared to the same metric for Harris staff and the ratio of the two metrics defines Productivity. Datascension's quarterly aggregated Productivity will be no higher than the standards detailed below (i.e. negative to the standard).

       Survey Programming - 1.5 Datascension hours to 1.0 Harris Hour Data Processing - 1.4 Datascension hours to 1.0 Harris Hour

If the Quarterly productivity standards are not met, Harris will have the ability to lower the Harris Committed Hours.

       (e) Backup. Datascension will adhere to a mutually agreed upon back up policy for all materials, programs, data and other items created under, assembled in connection with or otherwise pertaining to this Agreement and the Services provided hereunder.

       (f) Privacy. Datascension will abide by all applicable privacy regulations and Harris requirements in providing Services to Harris hereunder this Agreement, including, but not limited to those specified by Harris as detailed in Harris' privacy policy a copy of which may be found at the following:

       (g) Training. Datascension will provide the initial training to its entire staff that will provide Services under this Agreement This training will cover the Harris process, the various programming manuals as appropriate for the Service, and Datascension's own internal training programs. This training will be at Datascension's expense and will occur prior to Harris providing any on-site training. Harris will provide on-site training at its own expense on an as needed basis. Harris is not liable to pay Datascension for training hours spent by Datascension staff

Harris may from time to time provide ad-hoc training via phone or video conference on new methodologies, complex methodologies or as general support to Datascension. This training will be delivered to Datascension identified "expert" staff who will then be responsible for applying the training across the entire Datascension staff as appropriate. Datascension will make its "expert" staff available to Harris for such training as needed.

       (h) Project Estimating & Scheduling. Datascension will provide an estimate of the hours required to complete each project within one day of being assigned the project. Harris will provide Datascension with the hours estimated from the Harris bidding program at the time that the project is scheduled. If Datascension's estimated hours exceeds Harris's estimated hours by 10% or more, Datascension will continue to work on the project but they will also contact the appropriate Harris staff to obtain clarification and agreement on the estimate. During the execution of the project, Harris will be notified of any project where the actual hours will exceed the agreed upon estimated hours by 10% or more. Harris will not be responsible for any fees that exceed the agreed upon estimate by 10% or more unless this notification occurred.

Harris will email Datascension to schedule projects and it is expected that Datascension will respond to scheduling requests within one hour. Datascension will provide scheduling contact support from 9am to 5pm EST.

       (i) Responsiveness. Email and telephone will be the primary form of communication between Harris and Datascension staff. Communications must be responded to within one hour of receipt. In the event that a resolution to the issue in the communication can not be provided within one hour, at a minimum, a response indicating that the issue is being attended to and an estimate of when the resolution will be provided must be sent within one hour. Harris personnel will be requested to meet the same standard with respect to the time to respond to communications Harris will prepare written documentation on these standards and will provide training on the standards to all Harris personnel that may interact with Datascension personnel.

       (j)   Satisfaction.   Starting  in  the  Second Quarter (October  2005),
Datascension will maintain a quarterly mean overall satisfaction Score equal to or greater than that of Harris' staff for each Service. The mean satisfaction score will be obtained thru Harris's internal Customer Satisfaction Survey
(CSS). If Datascension's mean satisfaction score is below Harris' by more than ..3 at the end of any quarter, Harris will have the ability to lower the Harris committed hours. If the Datascension quarterly mean satisfaction score is at
9.0 or greater, these conditions do not apply. Harris will provide the project level satisfaction data to Datascension on a weekly basis. Datascension will have the right to dispute any project score by providing a reasonable explanation for the performance, but the decision to keep or remove any project from the CSS analysis is solely at the discretion of the Harris SVP, Research Operations.

Datascension will provide a quarterly report that details the satisfaction data for each Datascension staff member providing Services. The data will show a mean score and frequency distribution for each staff member, by quarter and year-to-date.

Datascension will provide a monthly summary of all projects that were a 7.0 or below and the actions that have been implemented to address the issues that were identified as being the cause for the dissatisfaction.

4. Location of Performance. Datascension shall perform all work at its own facilities, or at facilities other than those owned or operated by Harris, using equipment owned or leased by Datascension or its employees. Datascension shall be responsible for obtaining all necessary equipment, hardware, documentation and supplies necessary for its performance of the Services hereunder.

5.     Pricing and Payments

       (a) Billing Rate. The billing rate for Datascension performing Services under this Agreement is detailed below in USD per hour (the "Billing Rate"). The Billing Rate will be subject to review, negotiation and adjustment effective the first day of each Renewal Term. All payments shall be in U.S. Dollars.

Service                   Q1            Q2           Q3           Q4
Survey Programming        $19.25        $19.25       $17.50       $17.50
Data Processing           $18.75        $17.50       $17.50       $17.50

       (b)   Reduction of Payment

       (1) For any project in which the Survey is programmed incorrectly or the data is tabulated incorrectly by Datascension except in cases where it is due to no fault of Datascension, Harris may choose to reduce the payment for that project, all or in part, but for the purpose of determining whether Harris has purchased its committed hours, all the Datascension hours devoted to the project will be counted whether or not paid for. The amount the payment will be reduced will be decided on a project by project basis by Harris after giving Datascension reasonable Opportunity to explain why the payment should not be reduced.

       (2) For any project in which Datascension misses the agreed and confirmed schedule for the Slow Start, Full Field, Data Check Edit or Final Deliverables by more than four hours, except in cases where it is due to no fault of Datascension, Harris may choose to reduce the payment for the impacted portion of the project, all or in part, but for the purpose of determining whether Harris has purchased its committed hours, all the Datascension hours devoted to the project will be counted whether or not paid for. The amount the payment will be reduced will be decided on a project by project basis by Harris after giving Datascension reasonable opportunity to explain why the payment should not be reduced.

       (c) Taxes. Each of the parties shall be responsible for their own tax liabilities as it relates to provision of services hereunder this Agreement.

       (d) No Other Compensation. Datascension acknowledges and agrees that the hourly fee provided for under this Section 5 is the total compensation payable to Datascension for the Services and other items to be provided by Datascension hereunder and that neither Datascension nor any of its programmers shall be entitled to royalties or other fees of any kind whatsoever in connection with any deliverables resulting from the Services. Datascension shall be responsible for all out-of-pocket expenses incurred by it or by any member of its staff in connection with the performance of Services under this Agreement.

       (e) Invoices & Payment. Datascension shall invoice Harris, in the format prescribed by Harris, on a monthly basis on or before the end of the first business day following the close of each month for all amounts payable by Harris under this Section 5, based upon the actual hours billed to Harris projects during the preceding month. Harris will receive separate monthly invoices for survey programming and data processing. Harris shall submit payment for all such fees within 30 days of Harris' receipt of a properly completed invoice; provided, however, that if Harris in good faith disputes all or any part of any such invoice, Harris will pay the undisputed amount within such 30-day period and will promptly notify Datascension of the portion that is disputed; and the parties shall thereafter promptly seek to resolve such dispute.

       (f) Licensing Fees & Infrastructure. In the event that Datascension does not currently have a license to use the software needed to provide the Services, Datascension shall be required to acquire such a license or licenses at its own expense, and shall not be entitled to any reimbursement by Harris with respect to such licensing fees; provided, however, that Harris shall obtain for Datascension's benefit a license to use the Surveycraft software. The Surveycraft licenses will only be used in support of Harris projects and will be returned to Harris should this Agreement be terminated for any reason.

Datascension, will, at its expense, make the required technical investments so that it can access Harris' infrastructure in a manner defined by Harris. Such technical investments shall assure that Datascension has sufficient bandwidth to transfer electronic files in a manner that is acceptable to Harris and that Datascension has the required tools, software and technical infrastructure to fulfill Harris projects.

6. Reports. Datascension shall provide to Harris the following reports at no additional cost.

       (a) Datascension will provide a daily aggregate level availability report by 8am EST. This report will detail current hours expected to be used for each Service and expected capacity for each Service for the next 10 days.

       (b) Datascension will provide a daily aggregate level utilization report by 8am EST. This report will detail all hours that were applied, and the capacity, the previous day for each Service. The report will also provide a cumulative view of such information by each month of the current quarter.

       (c) At the end of each week, Datascension will provide a weekly summary report for all projects that were completed the previous week. This report will include, among other things, the original key dates, actual key dates, Datascension staff hours and estimated hours.

       (d) Datascension will provide a daily "hot report" by 10am EST. The report will provide Harris with an alert to potential crisis projects for that day. The report should identify the project, the issue, the Harris contact, and desired support.

       (e) Datascension will provide a daily report by 10am EST detailing the estimated number of hours required to fulfill each project assigned to them the previous day.

7.     Termination

       (a) Harris may terminate this Agreement without cause on 90 days prior written notice ("Notice Period"). During the Notice Period, Datascension will provide support up to the levels stated in this contract. After 45 days have elapsed during the Notice Period, Harris will have the option to reduce the volume commitment during the remaining 45 days of the Notice Period by up to 50%.

       (b) Either party may terminate this Agreement for cause with written notice if the other party breaches a material term of this Agreement and fails to cure such breach within 30 days of receiving such written notice.

       (c) Harris may terminate immediately without penalty if Datascension files for bankruptcy or declares insolvency, a Change of Ownership Occurs, or if Datascension breaches the Confidentiality Agreements. A Change of Ownership shall be deemed to have occurred if the there is a change in the party or parties who are able to elect 50% or more of Datascension's governing board or if Datascension sells substantially all of its assets.

       (d) A party's right to terminate this Agreement shall be in addition to all other rights and remedies such party may have available to it under this Agreement or at law or in equity.

       (e) In the event that this Agreement is terminated for any reason, Harris, at its sole discretion, may require Datascension to complete all work in progress in a timely and accurate manner and to deliver copies thereof to Harris or may require Datascension to immediately cease all work in progress' and to deliver copies of such work in its then current condition to Harris.

       (f) Termination of this Agreement shall not relieve Harris of its obligation to pay Datascension for any Services properly performed by Datascension prior to the date of such termination and subsequent to such date if Harris requires Datascension to complete work in progress subject, however, to any claims Harris may have based on any default by Datascension hereunder.

8.     Ownership

       (a) Harris shall have exclusive ownership of, including rights to use and transfer, any and all data and other materials furnished by Harris to Datascension under this Agreement (the "Data"). Harris shall have exclusive ownership rights to its online respondent database and related methodologies and technologies used to collect the Data, and Datascension shall treat all Data as Confidential Information in accordance with Section 12 of this Agreement.

       (b) In Consideration of the payments to be made by Harris to Datascension as set forth in Section 5 above, Datascension hereby grants, conveys and assigns to Harris all rights, title and interest, including all copyrights, in and to any Quantum and Surveycraft Computer programs designed and developed by Datascension for Harris (collectively the "Programs") and all other inventions discoveries, developments, modifications procedures, ideas, innovations systems, trade secrets, source Codes, know-how, and other work products developed in connection with the Programs and/or in connection with the Services provided hereunder (collectively "Work Product") Datascension understands and agrees that Harris may register any copyrights in any Work Product in Harris' flame. Datascension further understands and agrees that Harris shall have exclusive ownership of, including rights to use and transfer, any and all Work Product developed by Datascension pursuant to this Agreement. Datascension shall not use any Work Product for the benefit of any party other than Harris without Harris' prior written consent. Datascension will deliver to Harris final electronic copies of all programs and data created or assembled under this Agreement Notwithstanding the above, nothing herein shall be deemed to provide any rights or title to Harris to Datascension's proprietary methodology technology, systems or processes that have been developed independently by Datascension without use of monies provided hereunder this Agreement by Harris.

9.     Work Made for Hire.       Datascension   understands   and  agrees  that
Datascension and its employees are "employees-for-hire" of Harris and any Program developed hereunder is a "work made for hire" as defined by the laws of the United States regarding copyrights, In. the event that any Program developed hereunder is not found to be a "work made for hire," Datascension grants Harris a perpetual, exclusive, royalty free, worldwide license to use such Program; provided, however, that this is not intended to limit in any way the provisions of Section 8 pursuant to the Datascension proprietary information ownership provision in Section 8.

10. Datascension shall take and shall cause to be taken all such further steps as may be reasonably requested by Harris to perfect Harris' sole and exclusive ownership of all Work Product created hereunder, including, without limitation, the execution by all Datascension employees, consultants and subcontractors or others performing Services hereunder of any documentation necessary to transfer any and all rights in the Work Product to Harris.

11. Warranties. Datascension warrants to Harris that the Work Product developed by Datascension under this Agreement shall be the sole and exclusive property of Harris. Datascension warrants to Harris that when fully implemented the Work Product to be developed under this Agreement shall perform in accordance with the reasonable specifications to be provided by Harris from time to time. Datascension shall not have responsibility for performance issues that are the result of failures that are not attributable to Datascension.

12. Confidentja1 Information. During the course of this Agreement, the parties may exchange information, materials, and knowledge about their respective businesses including without limitation information related to products, Programming and other techniques, methods, pricing, ideas, experimental and other work, plans, Systems, customers, survey respondents, clients and suppliers. The parties agree that all such knowledge, information, and materials acquired are and will be the trade secrets and confidential and proprietary information of the party that has disclosed them pursuant to this Agreement. In addition, Datascension, in the course of performing the Services under this Agreement, will develop information, materials and knowledge on behalf of, and which under Sections 8 and 9 are owned by, Harris exclusive of Datascension's proprietary methodology, technology, systems and processes which shall remain Datascension's property. Collectively the foregoing is called "Confidential Information" whether or not explicitly designated as "confidential" or "proprietary" by the parties. All Confidential Information shall be bound by the terms of the Mutual Nondisclosure Agreement signed between the parties as of September 27, 2004. The parties acknowledge that damages may not be an adequate remedy for breach of their confidentiality obligations, and that injunctive or other equitable relief is an appropriate remedy.

13. Indemnification. Datascension shall indemnify, defend and hold Harris, its officers, directors, agents and representatives harmless from and against any and all liabilities, losses, damages, costs and expenses (including attorneys' fees) associated with any third party claim or action brought against Harris in connection with, related to or as a result of (a) any material breach of this Agreement by Datascension, (b) any claim that the Programs infringe a proprietary right of any third party, whether such claim is based on patent, copyright, trademark, trade secret, or otherwise, (c) any misuse of survey respondent information or related survey data, and (d) any violation of privacy regulations, and against any and all costs and expenses (including attorneys' fees) incurred by Harris in enforcing this indemnification obligation. The obligations of Datascension to provide indemnification under this Agreement shall be contingent upon the Harris (a) providing Datascension with prompt written notice of any claim for which indemnification is sought, (b) cooperating filly with Datascension at Datascension's expense in the defense of any such claim, and (c) allowing Datascension to control the defense and settlement of such claim with involvement by Harris at the request of Harris.

Harris shall indemnify, defend and hold, Datascension, its officers, directors, agents and representatives harmless from and against any and all liabilities, losses, damages, costs and expenses (including attorneys' fees) associated with any third party claim or action brought against Datascension in connection with, related to or as a result of (a) any material breach of this Agreement by Harris (b) any claim that the data or survey respondent information provided by Harris to enable Datascension to provide the Services infringes any proprietary right of any third party, whether the claim is based on patent, copyright, trade mark, trade secret or otherwise. (c) that the data or information is obtained/collected by Harris in violation of privacy of such third party or by use of unfair or illegal methods or means and against any and all costs and expenses (including attorneys' fees) incurred by Datascension in enforcing this indemnification obligation. The obligations of Harris to provide indemnification under this Agreement shall be contingent upon Datascension (a) providing Harris with prompt written notice of any claim for which indemnification is sought, (b) Cooperating filly with Harris at Harris' expense in the defense of any such claim, and (c) allowing Harris to control the defense and settlement of such claim.

14. Definitions. For purposes of this Agreement, (a) "person" shall mean any individual, corporation, company, partnership trust, or other entity, (b) "Affiliate" shall mean any person Controlling Controlled by, or under common Control with, the applicable party, and (c) "Control' shall include, without limitation, majority voting control or any other or lesser interest by reason of which a Controlling influence over the affairs of the person may be exercised.

15. Successors and Assigns. This Agreement shall inure to the benefit of', and shall be binding upon, the respective successors, legal representatives and assigns of the parties. Neither party may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party and any attempted assignment without such written consent shall be void; provided however, either party shall have the right to assign its rights and obligations hereunder without consent of the other party to a party which acquires the assigning party by merger or sale, or which acquires all or substantially all of the assigning party's stock or assets or which is an Affiliate of the assigning party; but provided further that if any assignment by either party would be to a competitor of the non-assigning party, then the assignment may not be made without the non-assigning party's prior written consent.

16. Survival. The respective rights and obligations of the parties hereunder shall survive termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations, including without limitation rights and obligations arising from provisions related to trademarks and other proprietary rights of the parties, Confidential Information, and ownership of the Programs.

17. Entire Agreement; Amendments. This Agreement, including Attachment A, contains the entire agreement of the parties with respect to the subject matter hereof. Any modification, supplement, or amendment to this Agreemement must be in writing signed by both of the parties. This Agreement supersedes and replaces any existing agreements oral or written between the parties.

18. Notices. Any notice or demand upon any party hereto shall be deemed to have been sufficiently given or served for all purposes hereof when delivered in person or by nationally recognized overnight courier with receipt requested, or three business days after it is mailed certified mail postage prepaid, return receipt requested, addressed to the recipient at the address shown in the preamble to this Agreement or to such other address as may be designated by any party by notice given to the other in the manner described in this Section 18.

19. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated. The parties agree to replace any invalid provision with a valid provision which most closely approximates the intent and economic effect of the invalid provision.

20. Force Majeure. Neither party shall be liable for any damages or penalties for default when such default is due to the elements, power outages, acts of God, acts of civil or military authority, fires or floods, epidemics, quarantine restrictions, wars or riots or other occurrences outside the reasonable control of the party. However, Datascension will be responsible for making up for any hours that are lost due to any type of system outage that causes its staff to be unable to work on projects for a period of time so as not to delay completion of the project.

21. Waiver. The waiver by either party of a breach of any provision of the Agreement will be valid only if in writing and will not operate or be interpreted as a waiver of any other or subsequent breach.

22. Relationship of the Parties. The parties hereto acknowledge and agree that, under this Agreement: (a) each of them is an independent contractor of the other; and (b) nether of them is, nor shall represent itself to be, an agent, employee, associate, partner or joint venture of the other. Except as expressly provided in this Agreement, neither party shall have the authority, nor hold itself out to have the authority, to bind the other party to any contract or commitment, nor shall either party be responsible for the acts or omissions of the other.

23. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the United States of America and the State of New York without reference to its conflicts of laws principles. Each party hereby irrevocably consents to the exclusive jurisdiction of the state and federal courts sitting in Monroe County, New York and venue for any dispute arising under this Agreement shall be exclusively in such courts. Notwithstanding the above, the parties shall attempt to first resolve any claims, controversy, dispute or difference in good faith via arbitration in New York State. Should the parties be unable to resolve such issues, they may result to legal action as stipulated herein this Section 23.

24. Non-Solicitation. During the term of this Agreement and for a period of two years thereafter, nether party shall directly or indirectly solicit, employ or offer to employ any employee of the other party who becomes known to such party through the relationship contemplated by this Agreement without the other parties prior written consent.

25.    Counterparts.   This  Agreement   may   be   executed  in  one  or  more
counterparts, each of which shall be deemed to be an original and all of which shall be taken together and deemed to be one instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

HARRIS INTERACTIVE INC.

By:
Name:
Title:

DATASCENSION INC

By:
Name:
Title:




#

Master Services Agreement

This Master Services Agreement (the `Agreement") is entered into as of January 28, 2002 (the "Effective Date") by and between Datascension, Inc., a Nevada corporation with its principal place of business located at 2010 Iowa Street, Suite 100, Riverside, California 92507 (`Datascension") and Autobytel Inc. a Delaware corporation with its principal place of business located at 18872 MacArthur Blvd. Irvine California 92612 (`ABT").

RECITALS

ABT is in the business of, among other things, providing online information and data to prospective purchasers of new and used automobiles and facilitating the purchase and sale thereof through a network of subscribing dealers;

Datascension is in the business of providing certain  sales  support  services;
and

Datascension and ABT each desire to enter into a relationship for the Services (hereinafter defined);

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, the parties agree as follows:

I .    Definitions.  As used in this Agreement, and in addition  to  any  other terms defined in this Agreement, the following terms will have the following meanings:

I .1   "Dealer" means a franchised new vehicle  dealer  subscribing  to the ABT services.

I .2   "Services"  means  the  services  to be provided by Datascension to  ABT under this Agreement as set forth on Exhibit A to this Agreement attached hereto and incorporated herein by reference.

I .3   "Purchase  Request"  means  an  electronic inquiry submitted to ABT by a consumer regarding a new or used vehicle which ABT routes to Datascension to contact the consumer to schedule an appointment with the applicable Dealer.

I .4   "TSR" means a teleservices representative employed by Datascension.

2. Datascension Services: Datascension will provide ABT with the services set forth on Exhibit A attached hereto and incorporated herein by reference.

3. Fees. During the Term of this Agreement, ABT agrees to pay Datascension the fees set forth on Exhibit A attached hereto and incorporated herein by reference.

4. Reporting and Payment. Within thirty (30) days following the end of each month during the Term, Datascension shall provide ABT with a report showing for such month total contacts made and services provided by Datascension for that month. Each such report shall also show the total amounts owed to Datascension with respect thereto. ABT shall pay the amount shown as due in each such report, or as otherwise due hereunder, within thirty (30) days of receipt of invoice. Late Payments shall bear interest at the rate of 1.5% per month or the maximum legal rate, whichever is less, beginning sixty (60) days after such payment is due.

5 Term This Agreement shall be for one (1) year (the "Term") from the Effective Date, unless terminated sooner pursuant to the provisions herein. This Agreement shall automatically renew for up to two (2) additional Terms, unless thirty (30) days prior to the expiration of any Term, notice of election not to renew is provided by either party.

6.     Termination.

a.     This Agreement may be terminated immediately by either party:

i. In the event the other party suffers any insolvency proceeding, either voluntary or involuntary, or is adjudicated bankrupt or makes any assignment for the benefit of creditors. Such termination shall not relieve the party in proceedings from liability for the performance of its obligations arising prior to such termination and shall be in addition to all other rights and remedies the terminating party may have available to it under this Agreement, at law or in equity; or

ii. In the event of a material breach by the other party, which remains uncured for thirty (30) days after notice by the non-breaching party;

iii. Upon written notice to the other party if such party reasonably believes that (1) performance of this Agreement violates or is being conducted in a manner that does not comply with any applicable law, regulation, licensing requirement, ordinance or order, and (2) that such violation or non-compliance cannot be remedied or that the cost of remediation or compliance is prohibitive.

b. Either party may terminate this Agreement without cause upon thirty (30) days written notice to the other party.

c. Upon termination or expiration of this Agreement, Datascension shall immediately cease use of any ABT logos or other ABT branded materials. In addition to the foregoing, Datascension shall immediately deliver to ABT any other material produced in the course of this Agreement, which is owned by ABT.

7. Ownership of Compiled Information. Datascension agrees that all information compiled under this Agreement concerning or relating to any Dealer or consumer shall be the sole and exclusive property of ABT. Nothing herein shall be deemed to create a joint ownership in and to such information, or any form of sharing agreement with respect to such information. Datascension shall not make any use of, copy, make derivative works from, sell, transfer, lease, assign, redistribute, disclose, disseminate, or otherwise make available in any manner, such information, or any portion thereof, to any third party.

8. Audit Rights. To ensure compliance with the terms of the Agreement, each party will maintain complete books and records in the normal course of business relating to amounts owed or due hereunder or its performance of the Agreement (the "Records"). Upon thirty (30) days advance written notice, ABT (the auditing party") may audit the Records of Datascension (the audited party") during normal business hours at the audited party's principal office as specified herein. The audited party shall reasonably cooperate in the audit, provided that any interference with the audited party's operations shall be reasonably minimized. Any such audit may be conducted no more frequently than once every twelve (12) months during the Term of the Agreement and, in any case, once not later than one (1) year after its expiration or termination, The auditing party may make and retain copies of the Records as reasonably required (subject to compliance with Section I 0 (Confidentiality) hereof), and shall provide a written report to the audited party reflecting the audit's conclusions and findings. The auditing party shall bear the audit's expenses unless the auditing party has overpaid the audited party by more than five percent (5%) for the period of time audited, in which case the audited party shall also reimburse the auditing party for its reasonable audit costs (in addition to paying any underpayments with interest at the then prevailing prime rate as announced in the Wall Street Journal as of the date the commencement of the audit).

9.     Representations and Warranties and Indemnification.

9.1 Representations and Warranties of Datascension. Datascension represents and warrants that the services performed by Datascension under this Agreement do not and will not (a) invade the right of privacy or publicity of any third person, (b) contain any libelous, obscene, ~indecent or otherwise unlawful material, (c) infringe any patent, copyright or trademark right in any jurisdiction; (d) contravene any other rights of any third person. Datascension further represents and warrants that it is duly licensed, authorized, and certified by all applicable government regulatory authorities to operate its business as it is now conducted and no applicable law, regulation, court order, or material agreement to which Datascension is a party, is violated by Datascension's execution, delivery or performance of this Agreement.

9.2 Representations and Warranties of ABI. ABT represents and warrants that it is duly licensed, authorized, and certified by all applicable governmental regulatory authorities to operate its business as it is now conducted and no applicable law, regulation, court order, or material agreement to which ABT is a party, is violated by ABT's execution, delivery or performance of this Agreement.

9.3 Breach of Representations Warranty or Covenant. Each party to this Agreement will defend, indemnify and hold harmless the other party and each of its parent company, affiliate companies, officers, directors, employees and agents against and in respect of any loss, debt, liability, damage, obligation, claim, demand, judgment or settlement of any nature or kind, known or unknown, liquidated or unliquidated, including without limitation all reasonable costs and expenses incurred (legal, accounting or otherwise) (collectively, "Damages") arising out of, resulting from or based upon any claim, action or proceeding by any third party alleging facts or circumstances constituting a breach of the representations and warranties of this Section made by such indemnifying party.

9,4 Indemnification Procedures. If any party entitled to indemnification under this Section (an "Indemnified Party") makes an indemnification request to the other, the Indemnified Party shall permit the other party (the "Indemnifying Party") to control the defense, disposition or settlement of the matter at its own expense, and the Indemnifying Party, at its discretion, may enter into a stipulation of discontinuance and settlement thereof, provided that the Indemnified Party is fully and unconditionally released from such claims. The Indemnifying Party, however, will not have any authority to obligate the Indemnified Party in any way. The indemnified Party shall be permitted to participate in such defense and represent itself at its own expense and to use counsel of its own choosing. The Indemnified Party shall notify the Indemnifying Party promptly of any claim for which Indemnifying Party is responsible and shall cooperate with the Indemnifying Party in every commercially reasonable way to facilitate defense of any such claim; provided that the Indemnified Party's failure to notify Indemnifying Party shall not diminish Indemnifying Party's obligations under this Section except to the extent that Indemnifying Party is materially prejudiced as a result of such failure. An Indemnified Party shall at all times have the option to participate in any matter or litigation through counsel of its own selection and at its own expense.

9.5 DISCLAIMER OF WARRANTY. EXCEPT AS EXPRESSLY PROV1DED HEREIN, NEITHER PARTY WARRANTS THAT ANY REVENUE TO EITHER PARTY WILL RESULT FROM THE ACTIVIT1ES CONTEMPLATED BY THIS AGREEMENT. EXCEPT AS SET EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PART1CULAR PURPOSE OR WARRANTIES AGAINST INFR1NGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS NOT SPECIFICALLY ENUMERATED.

10.    Confidentiality

a. The parties acknowledge that during the performance of this Agreement, either party may be required to disclose to the other party certain information, which such party, as the disclosing party, regards as proprietary or confidential. As used in this Agreement the term `Information" shall refer to: (f) the terms and conditions of this Agreement; (ii) each party's trade secrets, business plans, strategies, methods and/or practices; (iii) computer systems architecture and network configurations (iv) any and all information which is governed by any now-existing or future non-disclosure agreement between the parties hereto, (v) any other information relating to either party that is not generally known to the public, including information about either party's personnel, products, customers, financial information, marketing and pricing strategies, services or future business plans; and (vi) any and all analyses, compilations, studies, notes or other materials prepared which contain or are based on Information received from a disclosing party.

b. Each party, as the receiving party of Information, agrees to keep confidential any Information in its possession as provided below. Each party, as the receiving party, further understands and agrees that misuse and/or disclosure of such Information could adversely affect the disclosing party's business. Accordingly, each party, as the receiving party, agrees that, subject to the terms hereof, during the Term, and for three (3) years thereafter, it shall use and reproduce such disclosed Information only for purposes of this Agreement and only to the extent necessary for such purpose and shall restrict disclosure of such Information to its officers, directors, employees, agents, consultants, attorneys or independent contractors ("Representatives") with a need to know and shall not disclose such Information to any third party without prior written approval of the disclosing party. Each receiving party agrees that it will give notice of such covenant of confidentiality to its Representatives and require such Representatives to comply with such covenant.

C.     The foregoing obligations shall not apply to the extent information:

       (i) Must be disclosed by the receiving party to comply with any requirement of law or order of a court or administrative body (provided that the receiving party will endeavor to notify the disclosing party of the issuance of such order and cooperate in its efforts to convince the court or administrative body to restrict disclosure); or

       (ii) Is known to or in the possession of the receiving party prior to the disclosure of such Information to the receiving party hereunder, as evidenced by the receiving party's written records; or

       (iii) Is known or generally available to the public through no act or omission of the receiving party or its Representatives in breach of this Agreement; or

       (iv) Is made available free of any legal restriction to the receiving party by a third party.

d. A receiving party shall promptly reimburse, indemnify and hold harmless the disclosing party and its Representatives and other persons acting on its behalf, from and against any damage, loss or expense incurred by such indemnified person as a result of the breach of this confidentiality provision by such receiving party or its Representatives.

e. The duties and requirements under this Section 10 will continue (i) for Confidential Information that constitutes trade secrets under applicable law, for as long as such Confidential Information remains trade secret, and (ii) for all other Confidential Information, for the term of this Agreement and two (2) years thereafter.

11. Trademarks. The trademarks, trade names, logos, branded materials and other company identifiers of ABT and such other names, logos branded materials and identifiers that ABT may adopt from time to time during the Term hereof are and shall remain the sole and exclusive property of Autobytel Inc. Notwithstanding the foregoing, subject to Section 6(c) hereof, ABT hereby grants to Referrer limited, revocable, non-assignable, non-sub-licensable non-exclusive royalty free permission to use, subject to ABT's prior written consent, its logos, branded materials and other trade or Company identifiers for the uses contemplated herein for the Term of this Agreement.

12. Publicity. Unless otherwise required by law, neither party will make any public statement, press release or other announcement relating to the terms of, or the existence of this Agreement without the prior written approval of the other party, which shall include such party's approval of the proposed timing and wording of any such announcement or press release.

13.    Miscellaneous.

a. Impendent Parties. The relationship between ABT and Datascension is, and at all times shall remain, solely that of independent parties, and shall not be, or construed to be a joint venture, partnership, fiduciary, or other relationship of any nature. Datascension will bear all costs of operating Datascension's business and will comply with all applicable laws, and ABT will have no liability to any third party for any claims arising out of the conduct of Datascension's business. Datascension shall have no authority for or on behalf of ABT to make or modify or discharge contracts, to extend the time for payment, to bind AST by any statement, promise or representation, to waive forfeitures or any of ABT's rights or requirements, to place AST under any legal obligation, or to utilize any trademark, trade name, service mark, slogan or logo owned by or provided by ABT, except to identify the Service in the manner approved by ABT.

b. No Employee Benefits. Datascension acknowledges and agrees that neither Datascension nor anyone acting on Datascension's behalf shall receive or be entitled to receive any employee benefits from ABT, whether or not such benefits are subject to ERISA. In addition, Datascension on behalf of Datascension and Datascension's agents, employees, and subcontractors, if and to the full extent permitted by law, waive any and all rights, if any, to any employee benefits offered by ABT to any of ABT's employees, even if Datascension or any of its agents, contractors, or subcontractors is determined or adjudged to be a common law or statutory employee of ABT for any purpose. The employee benefits to which this waiver applies include, but are not limited to, the following benefits which may currently, or hereafter, be offered by ABT under any agreement, plan, program, arrangement, or otherwise: health, sickness, accident, dental, life, disability and accidental death and dismemberment coverage, whether insured or self-insured, disability, severance, vacation and other paid time off, child care, tuition benefits, expenses, profit sharing, cafeteria plans, pension, 401(k), all other types of retirement plans or programs, and incentive or bonus compensation plans or programs.

c.     Tax  Treatment.  Datascension   and   ABT  agree  that  ABT  will  treat
Datascension as an independent contractor and direct seller and not as an employee for federal, state and local tax purposes, under all applicable laws and shall file forms consistent with that status as required by law. Datascension will be solely responsible to pay any and all state, local and/or federal income, social security and unemployment taxes for Datascension and Datascension's employees, if any. ABT will not withhold any taxes or prepare W-2 Forms for Datascension but will provide Datascension with a Form 1099, if required by law.

d. Notices. Any notice, report, or statement required or permitted under this Agreement will be considered to be effective in the case of (I) certified mail, when sent postage prepaid and addressed to the party for whom it is intended at its address of record, three (3) days after deposit in the mail;
(ii) by facsimile, upon confirmation of receipt; or (iii) by courier or messenger service, upon receipt by recipient as indicated on the Courier's receipt. The record addresses of the parties are as follows:

If to Datascension;                     If to ABT:
       Datascension, Inc.               Autobytel Inc.
       2010 Iowa Street, Suite 100      18872 MacArthur Boulevard
       Riverside, California 92507      Irvine, California 92612-1400
       Facsimile: (909) 826-8101        Facsimile: (949) 862-1323
       Attention: Joey Harmon           Attention: General Counsel

Either party may change its address above by notice to the other party given in the foregoing manner.

e. Amendment This Agreement may be supplemented, amended, or modified only by the mutual agreement of the parties. No supplement, amendment, or modification of this Agreement will be binding unless it is in writing and signed by both parties.

f. No Waiver. No waiver of a breach, failure of any condition, or any rights or remedy contained in or granted by this Agreement will be effective unless it is in writing and signed by the party waiving the breach, failure, right, or remedy. No waiver of any breach, failure, right, or remedy, will be deemed a waiver of any other breach, failure, right or remedy, whether or not similar, nor will any waiver constitute a continuing waiver unless the writing so specifies.

g. Limitation of Liability, In the event that either party breaches its obligations under this Agreement, the non-breaching party shall have the right to exercise all rights and remedies available to it at law or in equity; provided, however, that the liability of the breaching party shall be limited to direct, actual damages only and all other damages and remedies are waived. In no event shall either party be liable to the other party for consequential, incidental, punitive, exemplary or indirect damages in tort, contract or otherwise including, without limitation, lost profits, even if advised of the possibility or likelihood of such damages or claim.

h. Attorney Fees. In any action, arbitration, or other proceeding by which one party either seeks to enforce its rights under this Agreement, or seeks a declaration of any rights or obligations under this Agreement, the prevailing party will be entitled to reasonable attorney fees, and subject to subsection
(j) (v) below, any costs and expenses incurred to resolve such dispute and to enforce any final judgment.

i. Governing Law and Forum. This Agreement will be construed in accordance with and governed by the laws of the State of California, without regard to principles of conflicts of law.
j. Dispute Resolution, Forum. Any dispute or claim arising hereunder shall be submitted to binding arbitration in Orange County, California, and conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, ("AAA"), and the parties expressly waive any right they may otherwise have to cause any such action or preceding to be brought or tried elsewhere. The parties hereunder further agree that: (i) any request for arbitration shall be made in writing and must be made within a reasonable time after the claim, dispute or other matter in question has arisen; provided however, that in no event shall the demand for arbitration be made after the date that institution of legal or equitable proceedings based on such claim, dispute, or other matter would be barred by the applicable statues of limitations; (ii) the appointed arbitrator must be a former or retired judge;
(iii) all proceedings involving the parties shall be reported by a certified shorthand reporter and written transcripts of any such proceedings shall be prepared and made available to the parties; (iv) the decision of the arbitrator or arbitrators must be made within ninety (90) days from the date the arbitration proceedings are initiated; (v) costs and fees of the arbitrator shall be borne by the non-prevailing party, unless the arbitrator or arbitrators determine otherwise; (viii) the award or decision of the arbitrator, which may include equitable relief, shall be final and judgment may be entered on such award in accordance with applicable law in any court having jurisdiction over the matter.

k. Equitable Relief. The parties acknowledge and agree that money damages would not be a sufficient remedy for a breach of certain provisions of this Agreement, including but not limited to Section 10 (Confidentiality) hereof, and accordingly, a non-breaching party may be entitled to specific performance and injunctive relief as remedies for such violation. Accordingly, notwithstanding the provisions of Section 13(j) above, the parties agree that a non-breaching party may seek relief in a court of competent jurisdiction for the purposes of seeking equitable relief hereunder, and that such remedies shall not be deemed to be exclusive remedies for a violation of the terms of this Agreement but shall be in addition to all other remedies available to the non-breaching party at law or in equity.

l. Severability. Any provision of this Agreement that in any way contravenes the law of any state or country in which this Agreement is effective will, in that state or country, to the extent the law is contravened, be considered separable and inapplicable and will not affect any other provision or provisions of this Agreement.

m. Assignment. Datascension may not sell, mortgage, assign or otherwise transfer any of its rights or obligations under this Agreement to any other person or entity, without the express written consent of ABT.

n. Integration. This Agreement constitutes the final, complete, and exclusive statement of the terms of this Agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior and contemporaneous understandings or agreements of the parties. No party has been induced to enter into this Agreement by, nor is any party relying on, any representation or warranty independent of those expressly set forth in this Agreement.
o. Interpretation. No provision of this Agreement shall be construed in favor of or against any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof. The parties agree that California Civil Code Section 1654 shall not apply to the terms of this Agreement.

p. Survival. Termination or expiration of this agreement for any reason shall not release any party from any liabilities or obligations set forth in this Agreement which (i) the parties have expressly agreed shall survive any such termination or expirations, or (ii) remain to be performed or by their nature would be intended to be applicable following any such termination or expiration including, but not limited to, this Section.

q. Captions. The captions and headings contained in this Agreement are for convenience only and shall not control the meaning, effect, or construction of this Agreement.

r. Independent Counsel. The parties have read this Agreement and have had the opportunity to consult with independent counsel prior to executing this Agreement.

s. Election. No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy. The election of any one remedy by a party shall not constitute a waiver of the right to pursue other available remedies.

t. Insurance. Datascension shall maintain a commercially reasonable amount of liability insurance. If required by ABT, Datascension shall furnish to it proof of adequate liability insurance, and to the extent Datascension has any employees or independent contractors working for Datascension, proof of adequate insurance covering such persons.

u. Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Signatures on this Agreement may be communicated by facsimile transmission and shall be binding upon the parties transmitting the same by facsimile transmission. No provision of this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, each of the parties hereto have caused its duly authorized representative to execute this Agreement on its behalf as of the date first written above.
       DATASCENSION, INC.               AUTOBYTEL INC.
By:    _______________________          By:   _______________________
       Signature                              Signature
Name: _______________________           Name: _______________________
       (Please print)                         (Please print)
Title:_______________________           Title:_______________________
       (Please print)                         (Please print)
Date:  _______________________          Date: _______________________
Exhibit A-1
Teleservices


A.  Services:       Datascension will provide telephonic appointment scheduling services to ABT in connection with consumers submitting Purchase Requests as follows:

1. Datascension will assign TSRs to provide the Services and shall ensure that each TSR has reasonably adequate skills and experience to perform the Services.

2.     ABT shall have the right to audit or monitor the Services at any time.

3. The TSRs will use commercially reasonable efforts to contact consumers designated by ABT for the purpose of scheduling appointment dates and times for such consumers to visit the applicable Dealer.

4. The TSRs will make not less than six (6) telephonic attempts to contact each consumer designated by ABT. The first attempted contact of the consumer shall be not more than fifteen (15) minutes following the consumer's submission of the Purchase Request. The TSR shall either schedule a Dealer-appointment with the consumer or complete six (6) attempts to schedule such an appointment, whichever comes first, within three (3) business days of the consumer's submission of the Purchase Request.

5. Datascension will maintain real-time reporting of contacts results utilizing a tool designated by ABT.

6. Datascension will provide monthly reports reflecting Services performed including number of calls made, completed calls, and length of call.

B. Fees: ABT shall pay Datascension One Dollar and Forty Five Cents ($1.45) for each Purchase Request routed to Datascension by ABT for which Datascension completes the Services set forth in Section A of this Exhibit A.




#

July 5, 2001

Mr. Scott Kincer
President
Datascension
2010 Iowa Ave., Suite 100
Riverside, CA 92507

RE:    Strategic Alliance

Dear Scott:

We are very interested in working with Datascension. Generally, we partner with companies in four ways; 1) Our sales and account management staff purchase services or product at a wholesale rate and Towne, Inc. marks-up those services for re-sale, 2) Towne, Inc. refers business to its partner and receives a finders fee or commission for the referral. This commission or fee will be negotiated before any work is processed and normally ranges between 5%- 1 5% of the gross invoice amount (less freight, postage, taxes and other hard costs),
3) Towne and partner jointly obtain business and work collectively in delivering the service(s) and 4) Partner refers business to Towne, Inc. and is paid a negotiated finders fee or commission.

ALLIANCE TERMS AND CONDITIONS

It is acknowledged for the purpose of this agreement that Towne, Inc. is a direct response communications company that specializes in data warehousing, data processing, data base management, inventory management, warehousing, inquiry/fulfillment, literature distribution, mail processing/general bindery, general packaging and kit assembly and cost benefit consultation and Datascension provides its clients with data collection, storage, processing and interpretation. it weaves these services into a wide-variety of in-bound and outbound telemarketing programs. Both Towne and Datascension wish to engage in a strategic alliance to add value to their core services. The alliance between the two parties will be governed by the terms and conditions listed below.

1) All transactions involving a purchase of services or products require an itemized purchase order or blanket purchase order with established contract pricing.

2) Both Datascension and Towne will pay each other's invoice(s) within 30 days of receipt.

3) The party responsible for initiating the business relationship will receive a finder's fee, commissions or provides an invoice for services.

       a) Finders fee will be a one-time payment equaling I 0% of a gross invoice amount (less postage, storage, supplies, freight and sales tax) of one job or project (which for the purpose of this agreement is defined as a series of jobs produced over time).

       b) Commission will range between 5%-15% of a gross invoice amount (less postage, storage, supplies, freight and sales tax) for a pre-established period never to exceed one-year. Commissions will be established and agreed upon in writing prior to beginning work. All commissions and finders fees are to be paid directly to Towne, inc. or Datascension no later than the 30th day of the month (or last business day) after payment is received. It is expressly understood that no Towne or Datascension employee or agent shall be paid directly for said services by either company or by the customer.

4) Towne and Datascension agree that each will be exposed to sensitive information and company trade secrets during the course of this alliance. Both parties agree that this information is not to be used in a competitive manner or disclosed to any other individual, party or organization. For the purpose of this agreement sensitive information and trade secrets are defined as marketing strategies, systems, plans, programs, technologies and techniques tapes, disks, e-mail, bulletins, software programs, systems, processes, writings, drawings, strategic plans, financial information, customer names, extensions, e-mail addresses, strategic relationships, research, film, plates, negatives, and compilations of technical information.

5) Both Towne and Datascension agree that they will occasionally partner with the other in the creation of direct response marketing products and/or processes. These products/processes will be owned equally by both companies. At the time of development, each party will agree in writing the general use for the product/processes, development costs and compensation before beginning any work. Neither party has the right without the written consent of the other to transfer, lease, rent, sell, gift or assign these products/processes to another party.

6) Both parties agree that they may make an equal financial commitment to establish a seamless working relationship regarding specific products and/or services for individual customers or clients as may be mutually agreed upon by the parties from time to time in the future.

7) Both Towne and Datascension recognize that they may share business relationships with several of the same customers. Neither party is entitled to compensation from these existing relationships nor are they bound or limited to processing services competitive or non-competitive using the expertise of the other party.

8) Towne and Datascension recognize that without malice or use of each other's trade secrets or sensitive information the parties during the pursuit of new business may solicit business from a company presently working with Towne or Datascension. If such a situation occurs Michael Mercier, Towne, Inc.
(714) 540-3095
or Scott Kincer, Datascension (909) 826-8180 will be contacted immediately. Both parties agree not to infringe upon any and all active business relationships of the other party. Prospects are not considered "active business relationships" and therefore are not subject to the same limitations or protections.

9) In the event of a dispute between Towne and Datascension over the origination of a business relationship, primary control will be given to the company whose core business makes up the majority of the relationship. The non-prevailing party will be compensated for its services by receiving a I 0% commission for all jobs processed and billed for a 6-month period. At the end of 6 months, neither party will have any obligation to the other.

10) Both Towne and Datascension have the right to work with other providers of direct response marketing services.

11) Both parties will not alter or mislead any customer about the others capabilities, specific trade terms and conditions and job processing schedules.

12) All notices required or permitted shall be in writing and shall be deemed served when delivered in person, by certified mail or verified delivery addressed as follows:

To Towne:           Michael Mercier
                    Towne, Inc.
                    3441 W. MacArthur Blvd.
                    Santa Ana, CA 92704

To Datascension     Scott Kincer
                    Datascension
                    2010 Iowa Ave., Suite 100
                    Riverside, CA 92507


13) Both parties agree that all new customers will be subject to the primary billing company's credit and collection policies. Neither party will provide preferential treatment to any new customer nor have the ability to guarantee payment for services rendered.

14) Both parties acknowledge the others right to refuse to partner with the other.

15) It is expressly understood that Towne and Datascension have in place aggressive sales and marketing efforts. Neither party may represent in public or in private the existence of this strategic alliance without the mutual written consent of Michael Mercier, Towne, Inc. or Scott Kincer, Datascension.

16) Any dispute that can not be resolved by the parties within 60 days shall be submitted to binding Arbitration. The American Arbitration Association shall administer arbitration. The rules of Arbitration shall be Commercial Arbitration Rules of the American Arbitration Association. Both parties agree to bare the cost of any legal representation, discovery, or research required to complete arbitration and split all fees billed by the American Arbitration Association equally.

17) This Agreement shall be subject to and construed under the laws of the State of California.

18) This Agreement shall not terminate solely by reason of its provisions being declared invalid or unenforceable, the remaining provisions hereof shall be unimpaired and replaced by a provision that is valid and enforceable and that comes closest to the intention of the invalid or unenforceable provision.

19) Any changes or additions to this Agreement must be made in writing and signed by an officer of Towne, Inc. and Datascension.

20) The term of this Agreement shall be in force for one (1) year from the latest date that this Agreement is signed below. Either party may terminate this agreement without cause, on thirty-day (30) notice to the other party. In the event of termination, relationships with third parties that have been established and are in place as a result of the relationship between Towne, Inc. and Datascension as created by this agreement shall survive any such termination. The aforementioned term of this Agreement may be extended by the mutual written agreement of the parties.


The signatures below constitute an acceptance of the aforementioned terms and conditions.

       DATASCENSION, INC.               TOWNE ALLPOINTS COMMUNICATIONS.

By:    _______________________          By:   _______________________
       Signature                              Signature

Name: _______________________           Name: _______________________
       (Please print)                         (Please print)

Title:_______________________           Title:_______________________
       (Please print)                         (Please print)

Date:  _______________________          Date: _______________________





#

CALL CENTER SERVICES AGREEMENT


THIS AGREEMENT is made as of January 1 , 2004 between DATASCENSION, INC., a California corporation (hereinafter "DATASCENSION"), having an office at 145 South State College Blvd., Suite 350, Brea, California 92821, and SANDELMAN & ASSOCIATES, INC., a California corporation (hereinafter "SANDELMAN & ASSOCIATES"), having an office at 19075 Ridgeview Road, Villa Park, California 92861.

BACKGROUND

I. SANDELMAN & ASSOCIATES conducts market research pertaining to the food service industry and owns proprietary research tracking studies (the "SANDELMAN & ASSOCIATES studies") which collect data from households.

II.    The SANDELMAN & ASSOCIATES research tracking studies  consist  of Quick-
Track{reg-trade-mark},           Casual-Track{reg-trade-mark},          Family-
Track{reg-trade-mark}, Treat-Track{reg-trade-mark}, and the KFC National Tracking Studies. Each of the studies has specific quotas per market or area in which the data needs to be collected in a specific time period.

III. DATASCENSION provides call center services related to telephone data collection for research purposes.

IV. SANDELMAN & ASSOCIATES desires to use DATASCENSION's call center services to acquire market research data on the SANDELMAN & ASSOCIATES' studies.

THEREFORE, in consideration of the background described above and the covenants and agreements set forth below, SANDELMAN & ASSOCIATES and DATASCENSION agree as follows:

1.     Definitions. Where  used  herein,  in  any  amendment  hereto  or in any
Exhibit   hereto,  the  following  terms  shall  have  the  following  meanings respectively, unless the context otherwise requires:

       A. "SANDELMAN & ASSOCIATES' Data" shall mean and refer to data that is collected from DATASCENSION Call Centers on the SANDELMAN & ASSOCIATES' studies.

       B.    "SANDELMAN & ASSOCIATES' studies" shall mean  and  refer to Quick-
Track{reg-trade-mark},           Casual-Track{reg-trade-mark},          Family-
Track{reg-trade-mark}, Treat-Track{reg-trade-mark}, and the KFC National Tracking Studies. Each study has a specific number of markets or areas that have weekly quotas. Data is collected for the studies in terms of specific time periods or waves and the counts start from zero (0) at the beginning of each period or wave.


       C. Words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include individuals, firms, corporations, partnerships, trusts and other entities whatsoever; and words such as "hereunder," "hereto," "hereof," "herein," and other words commencing with "here" shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement (including all Appendices or Exhibits hereto) and not to any particular Section hereof.

2.     Services.  DATASCENSION  agrees  to provide to SANDELMAN  &  ASSOCIATES,
which  agrees  to  purchase,  the  DATASCENSION   call   center  services  (the
"Services") which are described in Exhibit A hereto.

3.     Term and Termination.

       A. The term of this Agreement shall commence on January 1, 2004, and continue until December 31, 2005.

       B. Upon written demand from SANDELMAN & ASSOCIATES or upon termination of this Agreement, DATASCENSION shall promptly return to SANDELMAN & ASSOCIATES or destroy any SANDELMAN & ASSOCIATES' Data or SANDELMAN & ASSOCIATES' studies in its possession or in the possession of its service providers, along with a written certification evidencing such within 30 days of the written demand or effective date of termination, as the case may be.

4. Fees and Prices. SANDELMAN & ASSOCIATES shall pay DATASCENSION the fees set forth in Exhibits A and B. The prices set forth on Exhibits A and B are guaranteed until January 1 , 2006, except as provided below All fees and charges shall be due and payable thirty (30 days after SANDELMAN & ASSOCIATES' receipt of DATASCENSION's invoice.

5. Title. DATASCENSION acknowledges and agrees that all rights, title and interest in and to the SANDELMAN & ASSOCIATES' Data and all related intellectual property rights are and shall be the property of SANDELMAN & ASSOCIATES. To the extent the SANDELMAN & ASSOCIATES' Data constitutes copyrightable information or data, DATASCENSION agrees that the SANDELMAN & ASSOCIATES' Data is considered a work for hire and that as between DATASCENSION and SANDELMAN & ASSOCIATES, all rights, title and interest in and to the SANDELMAN & ASSOCIATES' Data shall remain or become the property of SANDELMAN & ASSOCIATES.

6.     Confidentiality.

       A. The parties agree that the terms and conditions of this Agreement, including all Exhibits hereto and any policies, business practices, plans and methods not in the public domain which may be known or disclosed to either party as a result of this Agreement will be held in confidence and not disclosed to any third party for any reason whatsoever, without the other party's prior written consent.

       B. DATASCENSION also acknowledges and agrees that the SANDELMAN & ASSOCIATES' Studies and SANDELMAN & ASSOCIATES' Data contain confidential and/or proprietary information which was acquired and developed at the expense and/or effort of SANDELMAN & ASSOCIATES and its employees and agents. DATASCENSION agrees that all such confidential and/or proprietary information shall be held and treated by DATASCENSION, and its employees and agents, in confidence and will not, without the prior written consent of SANDELMAN & ASSOCIATES, be disclosed, revealed or used by DATASCENSION other than in connection with the performance of Services pursuant to this Agreement.

       C. By providing DATASCENSION with access to the SANDELMAN & ASSOCIATES' studies or SANDELMAN & ASSOCIATES' Data, SANDELMAN & ASSOCIATES is not waiving any confidentiality privilege or trade secret rights associated with such information, nor is SANDELMAN & ASSOCIATES granting or executing any license in favor of DATASCENSION to use such information other than as expressly set forth in this Agreement.

7.     Warranties and Right of Inspection.

       A. DATASCENSION represents and warrants to SANDELMAN & ASSOCIATES that (i) the Services will be of good workmanship and free of material defects,
(ii) DATASCENSION'S employees shall ask the questions set forth in the SANDELMAN & ASSOCIATES' studies and (iii) the SANDELMAN & ASSOCIATES' studies shall be performed in a timely manner.

       B. SANDELMAN & ASSOCIATES shall have the right to inspect the updated SANDELMAN & ASSOCIATES' Data. SANDELMAN & ASSOCIATES shall provide DATASCENSION with written notice of any claim with respect to the condition, quality or grade of the updated records or nonconformance with this Agreement, with such notice specifying the basis of the claims in detail. DATASCENSION may, at its option, inspect the SANDELMAN & ASSOCIATES' Data at SANDELMAN & ASSOCIATES' facilities to confirm that the SANDELMAN & ASSOCIATES' Data does not conform. In the event that updated SANDELMAN & ASSOCIATES' Data does not conform with this Agreement, DATASCENSION' shall be obligated to re-verify the affected SANDELMAN & ASSOCIATES' Data records at DATASCENSION'S expense or credit SANDELMAN & ASSOCIATES the amount of the fees paid hereunder by SANDELMAN & ASSOCIATES for the nonconforming SANDELMAN & ASSOCIATES' Data records.

       C. SANDELMAN & ASSOCIATES shall have the right to monitor calls made by DATASCENSION in the collection of SANDELMAN & ASSOCIATES' Data for all SANDELMAN & ASSOCIATES' studies, using the DATASCENSION monitoring policies and practices. There will be no limits or restrictions on SANDELMAN & ASSOCIATES in terms of the number of calls monitored or the frequency of monitoring. DATASCENSION maintains the right to have a supervisor present during all monitoring sessions.

       D. If DATASCENSION is more than 3% ahead or behind on a weekly basis for the total market quota per study, SANDELMAN & ASSOCIATES shall be entitled to receive from DATASCENSION a fee, which fee is described in Exhibit B. DATASCENSION acknowledges and agrees that such fee is reasonable under the circumstances existing at the time this Agreement is executed. This fee shall not apply if (1) SANDELMAN & ASSOCIATES agrees in writing to the occurrence of the variance of more than 3% prior to the week in which it occurs; or (2) the variance of more than 3% results from an unforeseeable cause beyond the reasonable control of, and without the negligence of the parties, such as an earthquake or act of war.

8.     Default.

       A. Either party hereto shall be in default upon the occurrence of any one of the following events: (i) failure to pay the undisputed fees or other charges hereunder within 30 days following the receipt of written notice that amounts owed were not received on the due date thereof (ii) failure to perform any other term, condition or covenant of this Agreement and such failure continues for a period of 5 days after receipt of written notice thereof; (iii) if such party ceases the conduct of active business; (iv) if any proceedings under the U.S. Bankruptcy Code or other insolvency laws shall be instituted by or against such party, or if a receiver shall be appointed for such party or any of its assets or properties; or (v) if such party shall make an assignment for the benefit of creditors, or admit in writing its inability to pay its debts as they come due.

       B. Upon any default and the failure to cure such default within the time periods set forth in Paragraph 8A above, the non-defaulting party may terminate this Agreement and declare all accrued charges immediately due and payable.

       C. No remedy referred to in this Section is intended to be exclusive, but shall be cumulative and in addition to any other remedy referred to herein or otherwise available to the non-defaulting party at law or in equity.

9.     Notices.

       All notices, requests, demands or other communications by the parties, other than routine operation communications under this Agreement, required or permitted to be given by one party to the other shall be given in writing by personal delivery, fax, or sent (postage prepaid with return receipt or delivery confirmation requested) by registered mail, certified mail, or express mail delivery, and shall be delivered, faxed or addressed to such other party at the address or fax numbers specified below or at such other address or fax number as either party may notify the other from time to time in accordance with the Section. Such notices, requests, demands or other communications shall be deemed to have been received: (i) if personally delivered, upon delivery;
(ii) if sent by facsimile, on the date faxed (with receipt confirmed); or (iii) if sent by registered, certified mail or express mail delivery, upon delivery thereof as evidenced by such return receipt or delivery confirmation.

To:    DATASCENSION, INC.        To:    SANDELMAN & ASSOCIATES, INC.
       Attn: Scott Kincer               Attn: Bob Sandelman
       145 S. State College Blvd.       19075 Ridgeview Road
       Suite 350                 Villa Park, CA 92861
       Brea, CA 92821
       Fax: (714) 482-9751              Fax: (714) 921-0303

10.    Miscellaneous Provisions.

       A. This Agreement shall not be assigned, subleased, sublicensed, rented, offered for sale, sold or disposed of by either party in any manner whatsoever without the written permission of the other party.

       B. Neither party shall be liable for any delay in the time for performance of its obligations under this Agreement if such delay arises out of circumstances beyond its reasonable control including, but not limited to, strikes, wars, natural disasters, governmental regulations or interference, or other natural calamity. In the event that any such excusable delay prevents DATASCENSION from performing scheduled Services for 5 days or longer, then (i) SANDELMAN & ASSOCIATES shall receive a credit and/or refund, as applicable, for fees prepaid hereunder by SANDELMAN & ASSOCIATES for Services which have not been provided as a result ofsuch delay, and (ii) SANDELMAN & ASSOCIATES shall have the option of immediately terminating this Agreement upon written notice to DATASCENSION.

       C. The relationship of the parties created by this Agreement is that of independent contractor and not that of employer/employee, principal/agent, partnership, joint venture or representative of the other. Neither party shall represent to third parties that it is the representative of the other in any manner or capacity whatsoever.

       D. This Agreement shall be governed by and construed in accordance with the laws of the State of California, irrespective of California's choice of law provisions.

       E. The terms, covenants and conditions contained herein constitute the complete and exclusive statement of the terms hereof~ and supersede all prior oral and written statements of any kind made by the parties or their representatives with respect to the subject matter hereof. In the event of any conflict between the terms and conditions of this Agreement and any SANDELMAN & ASSOCIATES' purchase order, the terms and conditions of this Agreement shall prevail. No statement in writing subsequent to the date of this Agreement purporting to modify or add to the terms and conditions hereof shall be binding unless consented to in writing by duly authorized representatives of SANDELMAN & ASSOCIATES and DATASCENSION in a document making specific reference to this Agreement.

       F. If either party commences or is made a party to any litigation, arbitration, mediation or other judicial or administrative proceeding ("proceeding") to enforce, interpret or obtain a declaration of rights under this Agreement, the prevailing party in such proceeding shall be entitled to recover from the other party all reasonable attorneys' fees, costs and expenses incurred in connection with such proceeding or any appeal or enforcement of any judgment obtained in any such proceeding. This attorneys' fees provision is intended to be severable from the other provisions of this Agreement, shall survive any judgment or order entered in any proceeding and shall not be deemed merged into any such judgment or order.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

SANDELMAN & ASSOCIATES, INC.     DATASCENSION, INC.

By:                                     By:
Name:                                   Name:
Title:                                        Title:






#

EXHIBIT A - to the Call Center Services Agreement dated January 1, 2004 between DATASCENSION, INC. and SANDELMAN & ASSOCIATES, INC.:

Description of the Services

I.     Services.

       A. DATASCENSION shall perform data collection from the scripts on the SANDELMAN & ASSOCIATES' studies by making telephone calls to the sample agreed upon by SANDELMAN & ASSOCIATES and DATASCENSION, administering information gathering/verifying surveys, and returning a copy of the updated SANDELMAN & ASSOCIATES' Data to SANDELMAN & ASSOCIATES.

       B. SANDELMAN & ASSOCIATES will be responsible for the telephone script and CATI programming to be used as part of the telephone data collection process.

       C. The SANDELMAN & ASSOCIATES' studies will have weekly quotas for each market or area. The weekly quotas are to be provided in writing by SANDELMAN & ASSOCIATES before the start of a new period or wave. DATASCENSION will make a reasonable attempt to consistently collect data in each market, each week, per the established quotas.

       D. DATASCENSION may schedule the collection of the SANDELMAN & ASSOCIATES' studies throughout the week, as in DATASCENSION's sole opinion is necessary to achieve work load leveling and operating efficiencies at DATASCENSION's call center facilities.

       E. The first day in which telephone data collection work will be performed will be January 1 , 2004; provided, that such commencement is dependent on the timely receipt by DATASCENSION of the projected number of surveys to be conducted for an upcoming wave (provided by two weeks in advance of the start date of each study) and receipt of SANDELMAN & ASSOCIATES' telephone scripts and CATI programming by the start date of field work for that wave.

       F. DATASCENSION will provide SANDELMAN & ASSOCIATES an account manager for all studies. All communications between SANDELMAN & ASSOCIATES and the DATASCENSION call center must flow through the account manager.

II. Fees. SANDELMAN & ASSOCIATES shall pay DATASCENSION for each completed telephone survey as described on Exhibit B.





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



EXHIBIT B - to the Call Center Services Agreement dated January 1, 2004 between DATASCENSION, INC. and SANDELMAN & ASSOCIATES, INC.:

I.     Payment Schedule..

DATASCENSION will bill SANDELMAN & ASSOCIATES based on completes semi-monthly and reconcile at the end of the period or wave for the SANDELMAN & ASSOCIATES' studies.

   A. Quick-Track{reg-trade-mark}/Treat-Track{reg-trade-mark} (except Quick-Track Los Angeles and Dallas studies)
             -      Brea Flat Rate -- $19.75 (non-Hispanic), $21.50 (Hispanic).
             - Costa Rica/Dominican Republic Flat Rate -- $17.63 (non-Hispanic), $19.38 (Hispanic).
             -      Flat Rates include sample.
             - Custom Questions -- $.75 per minute (rounded to nearest minute) for total survey time that exceeds 23 minutes.

   B.   Quick-Track{reg-trade-mark} -- Los Angeles
             -      Brea Flat Rate -- $23.75 (non-Hispanic), $25.50 (Hispanic).
             - Costa Rica/Dominican Republic Flat Rate -- $23.75 (non-Hispanic), $25.50 (Hispanic).
             -      Flat Rates include sample.
             - Custom Questions -- $.75 per minute (rounded to nearest minute) for total survey time that exceeds 25 minutes.

   C.   Quick-Track{reg-trade-mark} -- Dallas
             -      Brea Flat Rate -- $21.75 (non-Hispanic), $23.50 (Hispanic).
             - Costa Rica/Dominican Republic Flat Rate -- $21.75 (non-Hispanic), $23.50 (Hispanic).
             -      Flat Rates include sample.
             - Custom Questions -- $.75 per minute (rounded to nearest minute) for total survey time that exceeds 25 minutes.
                          {reg-trade-mark} . {reg-trade-mark}
   D.  Casual-Track /Family-Track
             -      Brea Flat Rate -- $20.25 (non-Hispanic), $22.00 (Hispanic).
             - Costa Rica/Dominican Republic Flat Rate -- $17.75 (non-Hispanic), $19.50 (Hispanic).
             -      Flat Rates include sample.
             - Custom Questions -- $.75 per minute (rounded to nearest minute) for total survey time that exceeds 23 minutes.

   E.  KFC National
             -      Brea Flat Rate-- $20.75.
             -      Costa Rica/Dominican Republic Flat Rate -- $17.75.
             -      Flat Rates include sample.


   F.  KFC User
             -      Brea Flat Rate-- $35.25.
             -      Costa Rica/Dominican Republic Flat Rate -- $27.75.
             -      Flat Rates include sample.

   G.  KFC Trier
             -      Brea Flat Rate -- $11.50.
             -      Costa Rica/Dominican Republic Flat Rate -- $11.00.
             -      Sample to be provided by Sandelman & Associates.

   H.  Supplementals (all syndicated studies)
             -      Brea Flat Rate -- $10.75.
             -      Costa Rica/Dominican Republic Flat Rate -- $10.75.
             -      Flat Rates include sample.

   I.  Additional Charges
             - Except as included above, any additional sample that is needed (e.g., Blacks, Special) will be charged at cost.
             - CATI programming will be charged at the rate of $65.00 per minute of questionnaire length.
             - Tabulations will be charged at the rate of $ 1 50 per hour of programming time.

       II.   Additional Fees.

The following fees will be billed to DATASCENSION for not meeting the weekly target as describe in item I.C under Exhibit A.

       A. DATASCENSION will pay no fees if SANDELMAN & ASSOCIATES does not provide DATASCENSION with the CATI programming and quotas of markets before the start data of the period or wave.

       B. In accordance with Section 7D of the Agreement, DATASCENSION will pay to SANDELMAN & ASSOCIATES a fee in the amount equal to $100.00 per 1% variance (rounded to the nearest %) of total markets weekly quota per study.





#

AGREEMENT FOR RECRUITMENT SERVICES

This Agreement for Recruitment Services (this "Agreement") is entered into as of March 15, 2003 (the "Effective Date"), between the Datascension, Inc., California corporation with its principal place of business at 145 S. State
College Blvd., Suite 350, Brea CA 92821 ("Datascension"), and Knowledge Networks, Inc., a Delaware corporation with a principal place of business at 1360 Willow Road, Menlo Park, CA 94025 ("Knowledge Networks").

WITNESSETH:

WHEREAS, Datascension represents that it is equipped and qualified to perform the work as specified herein; and

WHEREAS, Knowledge Networks desires Datascension to provide certain survey and household recruitment services.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein it is mutually agreed by and between the respective parties as follows:

1.     SCOPE OF WORK

1.1 Datascension shall perform the Work (the `Work") as set forth in and substantially in accordance with the statement of work, attached hereto as Exhibit A and made part of this Agreement.

In addition to the statement of work attached as Exhibit A, the following are explicit deliverable targets to be used for evaluation of Datascension's performance:

       a) Replicates will be released by Datascension within one day of the case release schedule provided by Knowledge Networks.

       b) Replicates will be closed within eight weeks of their fielding to CATI, following the protocol established in Exhibit B, attached hereto and made Part of this Agreement.

       c) Datascension shall mail the "May I send you some information" packets within two (2) business days from the date-of-request by the respondent.

       d) Datascension will ensure that all data files are delivered on or before 11:00 AM. Pacific time each day.

       e) Datascension will make every effort to obtain a 60 percent response rate according to the AAPOR standard (Response Rate No.
             3).

1.2 Datascension shall furnish the facilities, equipment, personnel, services and all other necessary and related items for the performance of the Work. Datascension warrants that the performance of the Work described in this Agreement shall be done in a safe, proficient and professional manner, shall conform to the highest standards, and shall adhere to all local, state and federal laws and regulations applicable to the Work hereunder.

2.     PERIOD OF PERFORMANCE

2.1 Datascension shall begin the Work on March 15, 2003 and continue through May 31, 2003, unless sooner terminated as provided in Sections 4.1. or 4.2. This Contract may be extended by mutual agreement of both Parties.

2.2 Datascension's project manager shall keep Knowledge Networks appraised of the progress of the Work.

3.     COSTS AND PAYMENTS

3.1 Knowledge Networks agrees to pay Datascension $ 17.00 per interviewer hour. Datascension will refund Knowledge Networks the average cost per recruited household for any recruited household for which no valid email address is provided. Knowledge Networks will provide Datascension with a "bounced e-mail report" to facilitate this process. The total cost per interview shall not exceed $25.50 (1 .5 times the hourly rate).

3.2 Two weeks after the end of a billing period, Datascension shall submit an invoice for the total number of interviewer hours worked. The billing period ends with the last day of each month and the 15th of each month during the period of performance. Knowledge Networks agrees to make payment to Datascension within sixty (60) days of receipt of a valid invoice from Datascension; if Knowledge Networks does so, it shall be entitled to take a five percent (5%) discount on such invoice.

4.     TERM AND TERMINATION

4.1 This Agreement shall become effective as of the Effective Date and, unless sooner terminated in accordance with Sections 4.2 or 4.3, or as otherwise mutually agreed, shall remain effective until May 31, 2003.

4.2 This Agreement may be terminated at any time by a party, effective immediately upon written notice, if the other party: (a) undergoes an insolvency proceeding that is not dismissed within ninety (90) days; (b) files a petition in bankruptcy; (c) makes an assignment for the benefit of its creditors; or (d) breaches any of its material responsibilities or obligations under this Agreement, which breach is not remedied within thirty (30) days from receipt of written notice of such breach.

4.3 Knowledge Networks may terminate this Agreement upon fourteen (14) days written notice to the other party. If this Agreement is terminated pursuant to this Section 4.3
Datascension shall be reimbursed for all the Completed Cases earned and Refusal Letter Conversion Fees incurred and not yet paid.

4.4 Upon expiration or termination of this Agreement: (a) each party shall return or, at the disclosing party's request, destroy, the Confidential Information of the other party; and (b) Section 4.4 and Articles 6, 7, 8, 10, 11, 12, 13, and 14 shall survive.

5.     NOTICES AND ADDRESSES

5.1 All notices to the parties under this Agreement shall be in writing and sent to the names and addresses as set forth below. Either party may change such name and address by notice to the other party in accordance herewith, and such change shall take effect immediately upon receipt of such notice.

5.2    Datascension, Inc.
       Joey Harmon, Vice President
       145 S. State College Bl., Suite 350
       Brea, California 92821

5.3    Knowledge Networks, Inc.
       Joe J. Viglianti, Vice President
       Knowledge Networks, Inc.
       570 South Avenue East, Suite G
       Cranford, NJ 07016

6.     CONFIDENTIAL INFORMATION

6.1 "Confidential Information" means any oral, written, graphic or machine-readable information including, but not limited to, that which relates to patents, patent applications, research, product plans, products, developments, inventions, processes, designs, drawings, engineering, formulae, markets, software (including source and object code), hardware configuration, computer programs, algorithms, regulatory information, medical reports, clinical data and analysis, reagents, cell lines, biological materials, chemical formulas, business plans, agreements with third parties, services, customers, marketing or finances of the disclosing party, which Confidential Information is related to this Agreement or in furtherance of it, or, if not related to this Agreement or in furtherance of it, is designated in writing to be confidential or proprietary, or if given orally, is confirmed in writing as having been disclosed as confidential or proprietary within a reasonable time (not to exceed thirty (30) days) after the oral disclosure, or which information would, under the circumstances, appear to a reasonable person to be confidential or proprietary.

       (a) Datascension and Knowledge Networks each agree not to use any Confidential Information disclosed to it by the other party for its own use or for any purpose other than to carry out discussions concerning, and the undertaking of, the relationship and activities contemplated by this Agreement. Neither party shall disclose or permit disclosure of any Confidential Information of the other party to third parties or to employees of the party receiving Confidential Information, other than directors, officers, employees, consultants and agents who are required to have the information in order to carry out the relationship and activities contemplated by this Agreement. Each party agrees that it shall take all reasonable measures to protect the secrecy of and avoid disclosure or use of Confidential Information of the other party in order to prevent it from falling into the public domain or the possession of persons other than those persons authorized under this Agreement to have any such information. Such measures shall include, but not be limited to, the highest degree of care that the receiving party utilizes to protect its own Confidential Information of a similar nature, which shall be no less than reasonable care. Each party agrees to notify the other in writing of any actual or suspected misuse, misappropriation or unauthorized disclosure of Confidential Information of the disclosing party which may come to the receiving party's attention.

       (b) Exceptions. Notwithstanding the above, neither party shall have liability to the other with regard to any Confidential Information of the other which the receiving parts' can prove:

             (i) was in the public domain at the time it was disclosed or has entered the public domain through no fault of the receiving party;

             (ii) was known to the receiving party, without restriction, at the time of disclosure, as demonstrated by files in existence at the time of disclosure;

             (iii) is disclosed with the prior written approval of the disclosing party;

             (iv) was independently developed by the receiving party without any use of the Confidential Information of the disclosing party and by employees of the receiving party who have not had access to the Confidential Information, as demonstrated by files created at the time of such independent development;

             (v) becomes known to the receiving party, without restriction, from a source other than the disclosing party without breach of this Agreement by the receiving party and otherwise not in violation of the disclosing party's rights;

             (vi) is disclosed generally to third parties by the disclosing party without restrictions similar to those contained in this Agreement; or

             (vii) is disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body; provided, however, that the receiving party shall provide prompt notice of such court order or requirement to the disclosing party to enable the disclosing party to seek a protective order or otherwise Prevent or restrict such disclosure.

6.2 Neither the execution of this Agreement, nor the furnishing of any confidential information by either party shall be construed as granting to the other party expressly, by implication, by estoppel, or otherwise, any license under any invention, patent, trademark, copyright or other proprietary right now or hereafter owned or controlled by the party furnishing the same.

6.3 Datascension and Knowledge Networks agree that unauthorized disclosure of Confidential information could result in irreparable harm. Accordingly, in the event that either Datascension or Knowledge Networks breaches its obligations with respect to Confidential Information under this Agreement, the party injured shall be entitled to enjoin any further breach and may take such additional action as it deems necessary and appropriate, including seeking damages in any court of competent jurisdiction.

   1.     DELIVERABLES

All information on the Completed Cases developed under this contract shall be owned by Knowledge Networks. Further, all information used and collected during the recruitment of households including the methodology used and developed in conjunction with Knowledge Networks shall be owned by Knowledge Networks. Datascension shall have no right to or interest in any such information.

8.     DISPUTES

8.1 The Parties will in good faith effort resolve any dispute concerning a question of fact arising under this Agreement. If a dispute remains after good faith negotiations between the Parties to resolve any such dispute, the Parties agree to submit the dispute to arbitration to be conducted under the auspices of the American Arbitration Association in San Mateo County, California. Each Party hereto shall divide equally the fees and expenses of any arbitrator. Each Party shall also bear its own attorneys' expenses as a result of any arbitration under this Agreement.

8.2 Each party will defend, indemnify, save and hold harmless the other party, the other party's affiliates, and their officers, directors, agents and employees from any and all third-party claims, demands, liabilities, costs or expenses, including reasonable attorneys' fees (collectively, "Liabilities"), resulting from the indemnifying party's breach of any material duty, representation, or warranty contained in this Agreement, except there shall be no obligation to indemnify, defend, save or hold harmless where Liabilities result from the gross negligence or knowing and willful misconduct of the other party. Each party agrees to (a) promptly notify the other party in writing of any indemnifiable claim, and (b) give the other party the opportunity to defend or negotiate a settlement of any such claim at such party's expense and cooperate fully with the other party, at that other party's expense, in defending or settling such claim. Each party reserves the right, at its own expense, to participate in the defense of any matter otherwise subject to indemnification by the other party.

9. Datascension shall carry insurance in accordance with the marked sections of Exhibit C.

10. This Contract shall be governed by and construed in accordance with the laws of the State of California.

11 .   This Agreement may not be assigned, in whole or in part, by either party without the prior written consent of the other party, except to:

       (a) a purchaser of all or substantially all of the assigning parties voting stock or assets;

       (b)   an entity with which the assigning party consolidates or merges;
or

       (c)   any wholly-owned subsidiary of the assigning party;

provided that such purchaser, entity, or subsidiary agrees in writing to be bound by the terms and conditions hereof, and is not a direct competitor of the other party.

12. Any of the provisions of this Agreement that are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereofor affecting the validity or enforceability of any of the provisions of this Agreement in any other jurisdiction.

13. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute but one and the same instrument.

14. This Agreement constitutes the entire agreement between the parties hereto and supersedes all previous agreements and understandings, whether oral or written, express or implied, with respect to the subject matter contained in this Agreement (with the exception of previous agreements or portions of agreements regarding Confidentiality, which shall remain in full force and effect). This Agreement may not be altered, amended, or modified except by written instrument signed by the duly authorized representatives of both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

KNOWLEDGE NETWORKS, INC.                DATASCENSION INC

By:                                     By:
Name:                                   Name:
Title:                                        Title:





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Exhibit A

Statement of Work for Knowledge Networks Panel Recruitment Effort

This document provides a summary of the activities that encompass the household recruitment effort. These activities include sample preparation and selection, household recruitment, and sample member conversion efforts and are listed by responsible firm.

Knowledge Networks will:

 - purchase sample telephone numbers, acquire addresses, and select sample for recruitment; prepare sample replicates, each with approximately 50 telephone numbers;
- provide 4-weeks worth of replicates to Datascension at least two weeks before the replicate release date;
- send advance materials to sample households in time to arrive within 5 days of the first call attempt;
- Provide information packets and stationery for mailing to respondents, as appropriate.

Datascension will:

-      hire and train telephone interviewers;
- provide data collection and sample management software development and support;
- release replicates according to schedule. A schedule to be provided by Knowledge Networks
- make up to 9 attempts (daytime, evening, and weekend) over an eight week period to reach each sample telephone number, with at least 70 percent of interviewer hours occupying Sunday - Thursday evenings;
- The first attempt on each number should be made in the evening and sufficient day time staff provided such that subsequent attempts can be made during the daytime hours.
- mail an information package to the sample household within 2 business days of a request for further information;
- review and code the comments made by each sample member that refuses to participate;
- make telephone follow-up attempts for all non-cooperating households that are not hostile;
- closeout each set of replicates after all cases in the replicate are finalized. Replicates are to be closed within 8 weeks of their initial fielding. A finalized sample number is defined as: complete, ineligible, non-working, non-contact (working residential number with no contact after 1 5 attempts), hostile refusal, or 2-time refusal;
- send each day, on a 5-day per week schedule, the recruitment data collected from the prior day to Knowledge Networks by 1 lam PST;
- provide progress reports to Knowledge Networks on a weekly basis that summarize production and response rates for each set of replicates; and
- the dataset delivered to Knowledge Networks should be clean and error-free and should be in the specified format
- Datascension shall maintain a database containing the date of respondent refusal or request for additional information, and the date of mailing. This database will be med as proof of compliance and will be transmitted to Knowledge Networks on a regular basis, but in any event no less than weekly.
- Production Goals. Datascension understands Knowledge Networks wishes to achieve a response rate of 60%, using the AAPOR standard, and a yield of 250 completed household recruits/week. If Datascension anticipates being unable to deliver 250 completed household recruits in any given week, Datascension shall alert Knowledge Networks two weeks prior to that week. Datascension and Knowledge Networks will then jointly determine the number of cases that are expected each week for which 250 cases cannot be recruited.





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Exhibit B

Replicate Close Down Procedures

This document describes the procedures that are to be followed to close down replicates for the Knowledge Networks Recruitment Services.

All telephone numbers in a replicate are released and routed to interviewers by the CATI as scheduled. Attempts to reach a sample member are made in each call window at least once. Multiple attempts are made in the evening and weekend time slots. For those households that are not reached, at least 9 attempts are made before the telephone number is finalized.

Refusals

When an interviewer receives a refusal from a household, the case record is placed on a 3-day delay. After 3 days, the number is attempted again. If, at that time, an interviewer receives a refusal from a household, the case is placed on 7-day delay. Within 24 hours of the refusal, a supervisor reviews each case to determine the type of refusal and whether conversion should be pursued. All hostile refusals are finalized immediately. Non-hostile refusals for which we have an address are mailed a refusal conversion letter.

Refusal conversion interviewers are assigned to work the refusal cases, The system delivers non-hostile refusal cases to the refusal converters, as they are ready to be called. Below are the outcomes that can take place during refusal conversion:

- Conversion is successful, household is recruited and case is retired as a complete.
-      Conversion fails; case is retired as a final refusal.
-      Household/telephone number is determined to be ineligible.
-      Telephone number is no longer working.
- Re contact with the household cannot be established and after I 5 attempts the case is finalized as a final refusal.
- Privacy manager devices are considered hidden refusals. Make at least 3 attempts on telephones with privacy manager, after the 3rd attempt the case is finalized.

Ineligibles

Eligible households must have: at least one person 18 years of age or older who speaks English; a television; electricity; and, one person 1 8 years of age or older with the mental and physical capacity to participate in the survey. Only telephone numbers that ring at primary residences are eligible. In addition, households in which the residents are out of the area for the entire field period are classified as ineligible.

Ineligible cases are finalized using the following procedures:

- Language problem. Interviewers that determine a potential language barrier file the case as a language problem. The household is called again to determine if there is an adult in the household that speaks English. If the language barrier persists, the number is retired as a final language barrier.
- Television/electricity. A household that does not own a television, or have electricity, is finalized appropriately (final, ineligible).
- Physical/Mental incapacitation. When a physical impairment that will inhibit participation (i.e. visually impaired) is determined the interviewer files the case to supervisor review and records the problem in the call notes. Upon supervisor review, the case is finalized. For mental impairment, the case will be called at least one time after the initial call to determine if there is anyone in the household who is able to answer the survey and enroll the household. If there is no success, the case will be finalized.
- Not primary household. If the telephone number rings at a group quarters, or other non-primary household, the interviewer will record the problem and file the case for supervisor review. The supervisor finalizes the case or determines it should be called again for further clarification.
- Out of country. Residents that are out of the country for the full period in which the replicate is active will be classified as ineligible for the survey.

Ineligible telephone numbers (not working residential phone line)

Datascension will follow standard procedures to handle the various telephone line problems that are encountered.

- Disconnected Numbers. If the interviewer hears a message reporting that the phone number has been disconnected, or has been changed, it is coded as such and the number is retired automatically.
- Multiple ring no answers. If after 9 attempts the only outcome for a given number is all ring no answer, the case is finalized as a Non-Contact.
-      Businesses. Business lines are finalized as non-residential.
- Fax, modem, fast busy signals. Telephone lines that ring to either a fax, modem, or as a fast busy are called twice before being finalized as ineligible.

Replicates will be considered closed after all the cases in the replicate are finalized into one of the following dispositions:

Complete (disposition number 1 or 31)
Final refusal (disposition number 12)
Language barrier (disposition number 45)
Business (disposition number 5)
Not contacted after 9 attempts (disposition number 2)
Ineligible (disposition numbers 5,20,40,45,50,51,60,61,63,64,22)





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EXHIBIT C

If insurance is required as indicated in the Agreement, the marked sections of the following terms shall apply:

[X]    (a)   WORKERS'   COMPENSATION   AND   EMPLOYER'S   LIABILITY  INSURANCE:
       Workers' Compensation insurance shall be provided as required by law or regulation.

       Employer's Liability insurance shall be provided in amount~~ not less than $500,000 per accident for bodily injury by accident, $500,000 policy limit by disease, and $500,000 per employee for bodily injury by disease.

       Where permitted by law, such policies shall contain waivers of the insurer's subrogation rights against Knowledge Networks.

[X] (b) GENERAL LIABILITY INSURANCE: Datascension shall carry either Comprehensive General Liability Insurance or Commercial General Liability Insurance with limits of liability and coverage as indicated below:

             Premises and Operations;
             Products and Completed Operations;
             Contractual Liability;
             Broad Form Property Damage (including Completed Operations); Explosion, collapse and Underground Hazards when Contractor will create risk normally covered by such insurance; and Personal Injury Liability.

Comprehensive General Liability policy limits shall be not less than a Combined Single Limit for Bodily Injury, Property Damage, and Personal Injury Liability and $ 1,000,000 per occurrence and $2,000,000 aggregate.

Except with respect to Products and Completed Operations coverage, the aggregate limits shall apply separately to Contractor's services under this agreement.

Such policies shall name Knowledge Networks, its officers, directors and employees as "Additional Insured's" and shall stipulate that the insurance afforded Additional Insured's shall apply as primary insurance and that no other insurance carried by any of them shall be called upon to contribute to a loss covered thereunder.

If "claims made" policies are provided, Datascension shall maintain such policies, without endangering aggregate limits as the above-stated minimums, for at least five years after the expiration of the term of the Agreement.

[   ]   (c)  AUTOMOBILE LIABILITY  INSURANCE:  Datascension  shall carry bodily injury, property damage, and automobile contractual liability coverage for owned, hired, and non-owned automobiles with a combined single limit of liability for each accident of not less than $1,000,000.

[   ]  (d)   PROFESSIONAL  LIABILITY:  Datascension  shall  carry  professional liability insurance, including errors and omissions, with limits of coverage of no less than $1 ,000,000, with a provision for no more than a deductible of$100,000, to remain in effect for at least one year after completion of services provided to Knowledge Networks.

[   ]  (e)   CERTIFICATES OF INSURANCE: Certificates  of  Insurance  evidencing the required coverage's and limits shall be furnished to Knowledge Networks before any services are commenced hereunder and shall provide that there will be no cancellation or reduction of coverage without thirty (30) days prior written notice to Knowledge Networks. All insurance policies shall be written by a company authorized to do business in California. Datascension shall furnish copies of any endorsements subsequently issued that amend coverage's or limits.






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